UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 4, 2021
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the 3Q21 results.

Media Release Zurich, November 4, 2021

Ad hoc announcement pursuant to article 53 LR
Credit Suisse posts strong pre-tax income of CHF 1.0 bn, up 26% YoY, and reinforces its strong capital base with a CET1 ratio of 14.4%

"Credit Suisse reported strong third quarter pre-tax income and a CET1 ratio of 14.4 percent.

Wealth Management businesses returned to robust net new assets and higher transaction revenues sequentially, while recurring commissions & fees and client business volumes demonstrated strong year on year momentum. Our Swiss Universal Bank had a record[1] third quarter performance. Our Asia Pacific business had a resilient performance notwithstanding deleveraging by clients and we continue to invest in the region, including in relationship managers and building-out our mainland China presence. Our Investment Bank delivered solid profitability driven by strong performance across Advisory, Capital Markets, Securitized Products and Equity Derivatives. Asset Management reported a further improved underlying performance driven across all revenues lines.

We have also taken decisive actions to strengthen our overall risk & controls foundation, continued our remediation efforts on the Supply Chain Finance Funds matter, with our priority to return cash to investors, and made significant progress in resolving legacy issues. Our objectives are clear: we want to become a stronger, more customer-centric bank that puts risk management at the very core of its DNA to deliver sustainable growth for investors, clients and colleagues.
Thomas Gottstein, Chief Executive Officer of Credit Suisse Group AG

Credit Suisse Group Reported Results (CHF mn, unless otherwise specified)	3Q21	2Q21	3Q20	∆3Q20	9M21	9M20	∆9M20
Net revenues	5,437	5,103	5,198	5%	18,114	17,168	6%
o/w Wealth Management-related	3,270	3,609	3,164	3%	10,761	10,478	3%
o/w Investment Bank in USD mn	2,465	1,761	2,245	10%	8,114	7,381	10%
Provision for credit losses	(144)	(25)	94	-	4,225	958	-
Total operating expenses	4,573	4,315	4,301	6%	12,825	12,655	1%
Pre-tax income / (loss)	1,008	813	803	26%	1,064	3,555	(70)%
Net income / (loss) attributable to shareholders	434	253	546	(21)%	435	3,022	(86)%
Return on tangible equity attributable to shareholders	4.5%	2.6%	5.4%	-	1.5%	9.8%	-
CET1 ratio	14.4%	13.7%	13.0%	-	14.4%	13.0%	-
CET1 leverage ratio[2]	4.3%	4.2%	4.5%	-	4.3%	4.5%	-
Tier 1 leverage ratio[3]	6.1%	6.0%	6.3%	-	6.1%	6.3%	-
Adjusted excluding significant items and Archegos* (CHF mn)	3Q21	2Q21	3Q20	∆3Q20	9M21	9M20	∆9M20
Net revenues	5,504	5,226	5,198	6%	18,160	16,766	8%
Pre-tax income	1,362	1,313	1,087	25%	6,271	3,514	78%

Highlights for the third quarter 2021

Strong pre-tax income growth year on year, together with more conservative risk appetite, driven by solid revenue growth and a net release of CHF 144 mn in provision for credit losses, partly offset by additional costs, including in relation to longstanding litigation issues

- Net income attributable to shareholders of CHF 434 mn, down 21% year on year driven by an elevated effective tax rate
- Reported pre-tax income of CHF 1.0 bn, up 26% year on year, including a gain of CHF 235 mn relating to Archegos, mainly due to a release of provisions pertaining to an assessment of the future recoverability of receivables, and a CHF 129 mn gain related to our equity investment in Allfunds Group. These gains were offset by major litigation charges of CHF 564 mn4, including CHF 214 mn in connection with settlements we announced last month relating to the Mozambique matter and litigation provisions in connection with certain other legacy matters, including mortgage-related matters, and in connection with the Supply Chain Finance Funds (SCFF) matter. We also recorded a further impairment relating to York Capital Management of CHF 113 mn in AM
- On an adjusted basis, excluding significant items and Archegos*, record5 third quarter pre-tax income of CHF 1.4 bn, up 25% year on year
- On an adjusted basis, excluding significant items and Archegos*, net revenues were up 6% year on year driven by higher net revenues across IB, AM and SUB, partly offset by lower net revenues in IWM

Media Release Zurich, November 4, 2021

- Reported operating expenses of CHF 4.6 bn, up 6% year on year, primarily due to higher major litigation provisions and professional services fees. Adjusted operating expenses, excluding significant items and Archegos*, up 2% year on year, with continued investments in strategic initiatives, partially offset by lower compensation and benefits
- Net release of provision for credit losses of CHF 144 mn relating primarily to a release of USD 202 mn (CHF 188 mn) pertaining to an assessment of the future recoverability of receivables related to Archegos in the IB
- Settlement with US, UK and Swiss regulators of legacy matters related to loan financing for Mozambique state enterprises and related securities transactions that took place between 2013 and 2016; concluded enforcement proceeding with Swiss regulator related to past observation activities
- Continued progress on remediation work on the SCFF matter. Returning cash to investors remains a priority; total cash paid out and current cash and cash equivalents of approximately USD 7.0 bn as of September 30, 2021

Strong capital position, stable Assets under Management (AuM), and Net New Assets (NNA) of CHF 5.6 bn
- Strong capital base, with CET1 ratio at 14.4% as of the end of 3Q21, up from 13.7% as of the end of 2Q21 benefitting from strong income generation and risk reduction across businesses; Tier 1 leverage ratio at 6.1%; CET1 leverage ratio at 4.3%
- Group AuM of over CHF 1.6 trn at the end of 3Q21, up approximately 10% year on year; NNA of CHF 5.6 bn with NNA in APAC, SUB and IWM offsetting net asset outflows in AM
- Wealth Management AuM of CHF 843 bn, up approximately 9% year on year, supporting recurring commissions and fees’ growth of 14% year on year

Highlights for the nine months of 2021
- Despite challenges year to date, we concluded our nine months ending September 2021 with a pre-tax income of CHF 1.1 bn, down 70% year on year due mainly to the charges incurred in relation to Archegos of CHF 4.8 bn (USD 5.1 bn)
- On an adjusted basis, excluding significant items and Archegos*, pre-tax income was CHF 6.3 bn, up 78% year on year, driven by a strong contribution from IB, SUB, APAC and AM; as well as lower operating expenses, down 3%
- On an adjusted basis, excluding significant items and Archegos*, net revenues were up 8% year on year, at CHF 18.2 bn, driven by growth in net revenues across IB, AM, and APAC, slightly offset by lower revenues in IWM
- NNA of CHF 29.3 bn compared to CHF 33.6 bn in 9M20 across the Group; NNA of CHF 13.3 bn across Wealth Management businesses in 9M21, compared to CHF 18.3 bn in 9M20

Outlook

Overall, we expect to see a further reduction in market volumes for the remainder of 2021 as the trading environment normalizes compared to the elevated levels seen in 2020, particularly as central banks begin to signal the end of the monetary support provided during the COVID-19 crisis.

In Wealth Management, we expect recurring commissions and fees to continue to benefit from higher levels of AuM as well as increased levels of mandate penetration. With regard to transaction-based revenues in Wealth Management and the Investment Bank, we would expect revenue performance to reflect the normalization of trading conditions as well as the usual seasonal slowdown in market activity. The exit from the majority of Prime Services6 is expected to also reduce Equity Sales & Trading revenues. We would, though, expect our capital markets and advisory revenues to continue to benefit from the strong pipelines in both ECM and M&A. As noted in our strategy update, we expect an impairment in 4Q21 of ~CHF 1.6 bn in respect of the remaining Investment Bank-related goodwill on our balance sheet, which primarily relates to the Donaldson, Lufkin & Jenrette acquisition in 2000, as a consequence of which we would expect to report a net loss in 4Q21. It should be noted that this is a non-cash charge, which will neither reduce the Group’s capital ratios, nor its tangible book value.

As we noted at the end of 1Q21, we would expect the effective tax rate to remain significantly elevated for the final quarter of the year.

Supply Chain Finance Funds Matter Update

The Board of Directors commissioned an externally-led investigation into the SCFF matter, which is being supervised by a special committee. This continues to be a focus for the bank, and work is ongoing. Credit Suisse recorded litigation provisions in connection with the SCFF matter in 3Q21. As we have disclosed in our Financial Report for 3Q21, the Group continues to assess the potential for recovery on behalf of the investors in the funds, and further analyze new, pending or threatened proceedings. As previously reported, the resolution of this matter, the timing of which is difficult to predict, could cause the Group to incur material losses.

Media Release Zurich, November 4, 2021

In terms of an update, along with the fifth cash payment made at the end of September 2021, total cash paid out and current cash and cash equivalents are at approximately 70% of the funds’ net asset value (NAV) as of February 25, 2021. In terms of cash payments, investors have received approximately USD 6.3 bn as of September 30, 2021.

We continue to make good progress on our non-focus areas and have reduced the outstanding exposure of notes by 86% of the February 25, 2021 exposure level. Non-focus areas currently account for USD 0.6 bn of the NAV as of February 25, 2021.

In terms of our focus areas, we continue to pursue all available recovery avenues, and they currently account for approximately USD 2.2 bn of the NAV as of February 25, 2021. Regarding GFG Australia, we received an initial payment of approximately USD 96 mn, and GFG Australia has agreed to repay the remaining principal of approximately USD 178 mn, including interest, by mid-20237.

We continue to file insurance claims through the filing process with Greensill Bank; further claims are being prepared.

Finally, we are actively engaged with private bank investors in the SCFF to offer a waiver on certain fees for the bank’s services.

3Q21 Results – Review of Performance

We posted a pre-tax income of CHF 1.0 bn in 3Q21 benefitting from a positive impact relating to Archegos of CHF 235 mn, mainly due to a release of provision for credit losses pertaining to an assessment of the future recoverability of receivables, and gains on our equity investment in Allfunds Group of CHF 129 mn, partially offset by major litigation charges of CHF 564 mn, including CHF 214 mn related to the Mozambique matter as well as provisions for certain other legacy matters, including mortgage-related matters, and in connection with the SCFF matter. We also recorded a further impairment of CHF 113 mn relating to the valuation of our non-controlling interest in York Capital Management. Our net income attributable to shareholders of CHF 434 mn continued to be impacted by a significantly elevated effective tax rate, as previously guided, mainly due to only a partial tax recognition of the Archegos loss. We recorded a release in provision for credit losses of CHF 144 mn, which includes a release pertaining to an assessment of the future recoverability of receivables related to Archegos, partly offset by an increase in CECL-related provision for credit losses. The underlying business results8 were strong, despite our more conservative approach to risk. Our adjusted net revenues, excluding significant items and Archegos*, of CHF 5.5 bn, were up 6% year on year, and our adjusted pre-tax income, excluding significant items and Archegos*, of CHF 1.4 bn, was up 25%.

Our Wealth Management-related businesses reported net revenues of CHF 3.3 bn, up 3% year on year; on an adjusted basis, excluding significant items*, net revenues were up 4%. We saw strong momentum in recurring commissions and fees, up 12%, benefitting from higher client business volumes and an increased mandate penetration at 30%, up from 28% in 3Q20. We also recorded higher transaction- and performance-based revenues, up 6%. Net interest income was down 4%, impacted by lower deposit and loan margins, reflecting a reduction in risk appetite and deleveraging by clients, primarily in APAC.

Our Investment Bank delivered a solid underlying performance9 despite continued discipline in risk and capital management with reductions to RWA and leverage exposure in Prime Services. Net revenues of USD 2.5 bn were up 10% year on year; IB reported results included a release of provision for credit losses of USD 202 mn (CHF 188 mn) as well as a USD 24 mn (CHF 23 mn) benefit to revenues and USD 26 mn (CHF 24 mn) net cost recovery in operating expenses relating to Archegos. Adjusted net revenues, excluding Archegos*, were up 9% driven by strong client activity across Capital Markets, M&A and Equity Derivatives. Fixed Income Sales & Trading revenues were down 13% year on year and Equity Sales & Trading revenues, excluding Archegos*, were down 9% due to continued de-risking in Prime Services. Excluding Prime Services, Equity Sales & Trading revenues substantially increased driven by robust Equity Derivatives performance and higher Cash Equities results. Capital Markets revenues were up 14% and Advisory revenues were up significantly, by 182%, year on year. Revenues in Global Trading Solutions, our collaboration between the IB and our wealth management businesses, declined, in part due to our reduced capital usage and more conservative risk appetite coupled with lower volumes and volatility compared to an exceptional comparable in 3Q20.

Operating expenses for the Group of CHF 4.6 bn increased by 6% year on year, mainly driven by higher litigation provisions and professional services fees; adjusted operating expenses, excluding significant items and Archegos*, increased by 2% in part due to continued strategic investments across our businesses, including our investments in IT infrastructure, the build out of our mainland China business and the expansion of Private Banking coverage teams in APAC, as well as in risk and controls.

The Group reported AuM totaling CHF 1.6 trn at the end of 3Q21, up approximately 10% year on year, with a mandate penetration of approximately 30%, up 2 percentage points compared to 3Q20, supporting our recurring commissions and fees. We saw NNA of CHF 5.6 bn in 3Q21, compared to NNA of CHF 18.0 bn in 3Q20 and net asset outflows of CHF 4.7 bn in 2Q21.

We continued to improve our capital ratios with a CET1 ratio of 14.4% at the end of 3Q21, compared to 13.7% at the end of 2Q21, and a CET1 leverage ratio of 4.3%, compared to 4.2% at the end of 2Q21. Our CET1 and leverage ratios benefitted from strong income generation and risk reduction across businesses.

Media Release Zurich, November 4, 2021

9M21 Results – Review of Performance

The underlying resilience of our franchise, despite the impact of both the Archegos and SCFF matters, major litigation provisions, and our more conservative approach to risk and capital management, particularly in the Investment Bank, is evident in our results for the first nine months of 2021.

On an adjusted basis, excluding significant items and Archegos*, our net revenues were up 8% year on year, at CHF 18.2 bn, driven by revenue growth in IB, AM, and APAC, partially offset by lower revenues in IWM.

In 9M21, our adjusted pre-tax income, excluding significant items and Archegos*, increased 78% year on year, to CHF 6.3 bn, driven by growth in adjusted pre-tax income, excluding significant items and Archegos*, across most divisions, except for IWM where there was a 6% decrease year on year. It also reflects the net release in CECL-related provision for credit losses of CHF 207 mn and lower adjusted operating expenses, excluding significant items and Archegos*, down 3%, mainly reflecting lower compensation expenses partly offset by investments in strategic initiatives, including the hiring of relationship managers in APAC as well as investments in risk and controls.

Our Wealth Management-related businesses reported net revenues of CHF 10.8 bn, up 3% year on year. On an adjusted basis, excluding significant items*, net revenues were up 2%, driven by higher recurring commissions and fees, up 10% year on year, as well as higher transaction- and performance-based revenues, up 3%, partly offset by lower net interest income, down 6%.

Our Investment Bank reported net revenues of USD 8.1 bn, up 10% year on year. Our adjusted net revenues, excluding Archegos*, were up 17% reflecting the strong revenue environment. Fixed Income Sales & Trading revenues were down 6% year on year. Equity Sales & Trading revenues were down 25% year on year, however, excluding Archegos*, they were up 1%10. Capital Markets revenues were up 69% due to robust markets and increased client activity. Advisory revenues were up 50% due to a significant increase in M&A activity.

NNA for 9M21 were CHF 29.3 bn compared to CHF 33.6 bn in 9M20, with contributions from SUB of CHF 8.2 bn, IWM of CHF 8.3 bn, AM of CHF 9.9 bn and APAC of CHF 1.8 bn.

Media Release Zurich, November 4, 2021

Detailed Divisional Summaries
Swiss Universal Bank (SUB)
Reported results (in CHF mn)	3Q21	2Q21	3Q20	∆3Q20	9M21	9M20	∆9M20
Net revenues	1,391	1,477	1,294	7%	4,317	4,222	2%
Provision for credit losses	4	(21)	52	-	9	204	-
Operating expenses	764	773	812	(6)%	2,295	2,401	(4)%
Pre-tax income	623	725	430	45%	2,013	1,617	24%
Cost/income ratio (%)	55%	52%	63%	-	53%	57%	-
Net New Assets (bn)	1.5	0.6	5.5	-	8.2	6.1	-
o/w Private Clients (bn)	1.9	(0.9)	2.0	-	3.2	(3.8)	-
Adjusted results, excluding significant items* (in CHF mn)	3Q21	2Q21	3Q20	∆3Q20	9M21	9M20	∆9M20
Net revenues	1,354	1,329	1,294	5%	4,089	4,063	1%
Operating expenses	764	758	771	(1)%	2,271	2,359	(4)%
Pre-tax income	586	592	471	24%	1,809	1,500	21%
Cost/income ratio (%)	56%	57%	60%	-	56%	58%	-

3Q21
- On an adjusted basis, excluding significant items*, SUB had a record11 third quarter pre-tax income of CHF 586 mn, up 24% year on year, driven by higher net revenues up 5%, with stable operating expenses. Our ongoing cost discipline further supported our adjusted cost/income ratio, excluding significant items*, of 56%, while we continued to invest in our digital offering and sustainability initiatives
- Reported net revenues of CHF 1.4 bn were up 7% year on year and included a CHF 39 mn gain on our equity investment in Allfunds Group. Adjusted net revenues, excluding significant items,* were up 5% driven by increases across all major revenue categories with recurring commissions and fees up 11% supported by record12 AuM levels and higher revenues from improved performance in our investment in Swisscard. Transaction-based revenues were up 4% and net interest income was up 3%
- Solid NNA of CHF 1.5 bn reflecting net inflows from Private Clients of CHF 1.9 bn, with contributions from all businesses, partially offset by net outflows in Corporate & Institutional Clients
- SUB recorded higher client business volume of CHF 1.1 trn, up 12% year on year

9M21
- On an adjusted basis, excluding significant items*, strong and record13 pre-tax income for the first nine months at CHF 1.8 bn, up 21% year on year, driven by significantly lower provision for credit losses, lower operating expenses down 4% and 1% net revenue growth
- Reported net revenues up 2% compared to 9M20; adjusted net revenues, excluding significant items*, of CHF 4.1 bn, up 1%, driven by higher recurring commissions and fees, up 8%, with stable net interest income, partly offset by lower transaction-based revenues, down 5%
- NNA of CHF 8.2 bn at an annualized growth rate of 2%, and supported by net inflows from Private Clients of CHF 3.2 bn, with contributions from all businesses

Media Release Zurich, November 4, 2021

International Wealth Management (IWM)
Reported results (in CHF mn)	3Q21	2Q21	3Q20	∆3Q20	9M21	9M20	∆9M20
Net revenues	829	930	836	(1)%	2,746	2,773	(1)%
Provision for credit losses	12	(25)	8	-	(13)	79	-
Operating expenses	624	615	631	(1)%	1,818	1,896	(4)%
Pre-tax income	193	340	197	(2)%	941	798	18%
Cost/income ratio (%)	75%	66%	75%	-	66%	68%	-
Net New Assets (bn)	1.4	(0.3)	6.9	-	8.3	12.4	-
Adjusted results, excluding significant items* (in CHF mn)	3Q21	2Q21	3Q20	∆3Q20	9M21	9M20	∆9M20
Net revenues	812	803	836	(3)%	2,544	2,758	(8)%
Operating expenses	624	603	592	5%	1,812	1,890	(4)%
Pre-tax income	176	225	236	(25)%	745	789	(6)%
Cost/income ratio (%)	77%	75%	71%	-	71%	69%	-

3Q21
- On an adjusted basis, excluding significant items*, IWM recorded pre-tax income of CHF 176 mn, down 25% year on year, driven by lower net revenues down 3%, as well as higher operating expenses up 5% due in part to higher costs relating to our IT infrastructures and sustainability initiatives
- Stable reported net revenues, of CHF 829 mn, included a CHF 52 mn gain on our equity investment in Allfunds Group and a loss of CHF 35 mn relating to a business sale. Adjusted net revenues, excluding significant items*, of CHF 812 mn, were down 3%. This was driven by lower net interest income, down 13%, due to an adverse impact on deposit income from lower interest rates, as well as lower transaction and performance-based revenues, down 7%, due to lower client activity and GTS revenues in less volatile markets; additionally, 3Q20 included a revaluation gain on an investment of CHF 23 mn. However, higher recurring commissions and fees, up 13%, were driven by higher client business volume
- NNA of CHF 1.4 bn with strong inflows in Western Europe
- Client business volume of CHF 558 bn, up 13% year on year reflecting higher AuM of CHF 396 bn

9M21
- On an adjusted basis, excluding significant items*, pre-tax income was down 6% year on year at CHF 745 mn, mainly reflecting lower net revenues, which were only partly offset by lower operating expenses, down 4%, and a net release of provision for credit losses of CHF 13 mn
- Reported net revenues were stable compared to 9M20. Adjusted net revenues, excluding significant items*, of CHF 2.5 bn, were down 8% year on year, driven by lower transaction- and performance-based revenues, down 16%, mainly due to lower GTS revenues in less volatile markets, lower structured products revenues, and lower fees from foreign exchange client business as well as lower net interest income, down 15%, partially due to lower USD interest rates. This was partly offset by higher recurring commissions and fees, up 10%, with higher client business volume
- NNA of CHF 8.3 bn, reflecting an annualized growth rate of 3%

Media Release Zurich, November 4, 2021

Asia Pacific (APAC)
Reported results (in USD mn)	3Q21	2Q21	3Q20	∆3Q20	9M21	9M20	∆9M20
Net revenues	837	874	800	5%	2,877	2,507	15%
Provision for credit losses	7	6	49	-	43	241	-
Operating expenses	583	595	557	5%	1,737	1,641	6%
Pre-tax income	247	273	194	27%	1,097	625	76%
Cost/income ratio (%)	70%	68%	70%	-	60%	65%	-
Net New Assets (bn)	3.2	(6.7)	2.3	-	1.9	10.2	-
Adjusted results, excluding significant items* (in USD mn)	3Q21	2Q21	3Q20	∆3Q20	9M21	9M20	∆9M20
Net revenues	795	770	800	(1)%	2,684	2,481	8%
Operating expenses	582	586	554	5%	1,726	1,638	5%
Pre-tax income	206	178	197	5%	915	602	52%
Cost/income ratio (%)	73%	76%	69%	-	64%	66%	-

3Q21
- On an adjusted basis, excluding significant items*, pre-tax income, up 5% year on year at USD 206 mn, was resilient despite volatility in Greater China markets and higher investment costs. Provision for credit losses significantly decreased, reflecting lower specific provisions; no impairments in China real estate. Adjusted operating expenses, excluding significant items*, was up 5% year on year, mainly due to our continued relationship manager hiring coupled with other investments, particularly in China, risk and controls and sustainability initiatives
- Reported net revenues of USD 837 mn, up 5% year on year, included a gain on the equity investment in Allfunds Group of USD 42 mn. Excluding significant items*, adjusted net revenues at USD 795 mn were stable, as lower net interest income was offset by higher recurring commissions and fees and transaction-based revenues. Net interest income was down 14%, reflecting a reduction in risk appetite and deleveraging by clients and lower loan and deposit margins. Recurring commissions and fees were up 19%, reflecting strong mandate and fund volumes and continued growth in mandate penetration. Transaction-based revenues were also up 4%14 due in part to higher fees from increased M&A activity, partly offset by weaker private client activity and lower revenues from GTS
- NNA of USD 3.2 bn achieved notwithstanding significant deleveraging and market-driven client outflows
- Client business volume of USD 380 bn, up 5% year on year

9M21
- On an adjusted basis, excluding significant items*, APAC recorded higher pre-tax income of USD 915 mn, up 52% year on year, driven by higher net revenues and significantly lower provision for credit losses, offsetting higher operating expenses
- Higher reported net revenues, up 15% year on year; adjusted net revenues, excluding significant items*, of USD 2.7 bn, were up 8%, driven by higher transaction-based revenues, up 16%, and higher recurring commission and fees, up 22%, reflecting higher mandates and funds volumes. These were partly offset by lower net interest income, down 8%, driven by lower deposit and loan margins
- NNA of USD 1.9 bn, including USD 6.7 bn of net asset outflows in 2Q21

Media Release Zurich, November 4, 2021

Investment Bank (IB)
Reported results (in USD mn)	3Q21	2Q21	3Q20	∆3Q20	9M21	9M20	∆9M20
Net revenues	2,465	1,761	2,245	10%	8,114	7,381	10%
Provision for credit losses	(182)	16	(16)	-	4,452	447	-
Operating expenses	1,815	1,831	1,856	(2)%	5,476	5,492	-
Pre-tax income/loss	832	(86)	405	105%	(1,814)	1,442	-
Cost/income ratio (%)	74%	104%	83%	-	67%	74%	-
Return on Regulatory Capital (%)	20%	(2)%	9%	-	(14)%	10%	-
Adjusted results, excluding Archegos* (in USD mn)	3Q21	2Q21	3Q20	∆3Q20	9M21	9M20	∆9M20
Net revenues	2,441	2,303	2,245	9%	8,632	7,381	17%
Operating expenses	1,839	1,763	1,797	2%	5,380	5,409	(1)%
Pre-tax income	582	601	465	25%	3,382	1,525	122%
Cost/income ratio (%)	75%	77%	80%	-	62%	73%	-
Return on Regulatory Capital (%)	14%	13%	10%	-	26%	11%	-

3Q21
- Strong adjusted pre-tax income, excluding Archegos*, of USD 582 mn, up 25% year on year, with an adjusted return on regulatory capital (RoRC), excluding Archegos*, of 14%, resulting in record third quarter performance15, reflecting strength of the franchise, continued disciplined risk and capital management as well as constructive market conditions
- Reported provision for credit losses decreased due to a release of USD 202 mn related to Archegos in 3Q21; excluding this release, the adjusted* provision for credit losses, of USD 20 mn, increased due to CECL-related adjustments
- Despite significantly lower year on year capital usage, reported net revenues of USD 2.5 bn, were up 10% year on year; adjusted net revenues, excluding Archegos*, of USD 2.4 bn, up 9%, were driven by record16 third quarter revenues across several businesses including Capital Markets, M&A, Equity Derivatives, Securitized Products and Cash Equities
- Revenues in our Fixed Income Sales & Trading business were down 13% year on year, as continued outperformance in securitized products revenues, particularly in our number 1 ranked Asset Finance franchise17 and non-agency trading business, was offset by normalization in Emerging Markets, Macro and Global Credit Products compared to elevated volumes and volatility in 3Q20
- Equity Sales & Trading revenues, excluding Archegos*, declined by 9% year on year due to continued de-risking in Prime Services; excluding Prime Services, revenues substantially increased driven by a robust Equity Derivatives performance as well as higher Cash Equities revenues. Our Capital Markets revenues were up 14% driven by a strong ECM performance as well as a rebound in leverage finance activity; finally Advisory revenues were up 182% driven by very strong M&A fees which resulted in the best quarterly performance since 201818
- Continued disciplined capital management with RWA down USD 12 bn year on year due to reductions in the corporate bank and Prime Services, and leverage exposure down USD 38 bn, mainly driven by a reduction in Prime Services

9M21
- Significantly higher adjusted pre-tax income, excluding Archegos*, of USD 3.4 bn resulted in an adjusted return on regulatory capital, excluding Archegos*, of 26% for 9M21. The reported pre-tax loss of USD 1.8 bn included losses from Archegos of approximately USD 5.1 bn
- Adjusted net revenues, excluding Archegos*, of USD 8.6 bn, up 17% year on year, resulting in a strong performance in 9M21 with notable results in capital markets, advisory and securitized products, while adjusted operating expenses, excluding Archegos*, were flat

Media Release Zurich, November 4, 2021

Asset Management (AM)
Reported results (in CHF m)	3Q21	2Q21	3Q20	∆3Q20	9M21	9M20	∆9M20
Net revenues	279	404	306	(9)%	1,069	1,112	(4)%
Provision for credit losses	1	1	4	-	2	6	-
Operating expenses	276	299	284	(3)%	846	840	1%
Pre-tax income	2	104	18	(89)%	221	266	(17)%
Cost/income ratio (%)	99%	74%	93%	-	79%	76%	-
Net New Assets (bn)	(1.7)	1.3	5.0	-	9.9	9.2	-
Adjusted results, excluding significant items* (in CHF m)	3Q21	2Q21	3Q20	∆3Q20	9M21	9M20	∆9M20
Net revenues	392	404	306	28%	1,182	909	30%
Operating expenses	276	297	270	2%	842	826	2%
Pre-tax income / (loss)	115	106	32	259%	338	77	339%
Cost/income ratio (%)	70%	74%	88%	-	71%	91%	-

3Q21
- On adjusted basis, excluding significant items*, pre-tax income was up significantly year on year at CHF 115 mn, driven by higher net revenues, up 28%, reflecting increases in investment & partnership income, management fees and performance & placement revenues. Adjusted operating expenses, excluding significant items*, were up 2%, mainly due to higher expenses related to the SCFF matter. Reported pre-tax income includes a further impairment of CHF 113 mn relating to the valuation of our non-controlling interest in York Capital Management
- Reported net revenues were down 9% year on year due to the impairment loss relating to York Capital Management; strong adjusted net revenues, excluding significant items*, of CHF 392 mn driven by significantly increased investment & partnership income, higher management fees up 11%, reflecting higher AuM, and improved performance and placement revenues up 48%, mainly due to higher placement fees
- Net asset outflows of CHF 1.7 bn, driven by outflows from Index, Credit, Insurance-linked Strategies and Fixed Income; AuM of CHF 475 bn

9M21
- On an adjusted basis, excluding significant items*, AM had significantly higher pre-tax income, year on year, of CHF 338 mn compared to CHF 77 mn, driven by higher net revenues, partly offset by higher operating expenses up 2%
- Reported net revenues of CHF 1.1 bn, down 4% year on year, mainly due to the gains related to the InvestLab transfer in 9M20 along with the impairment loss relating to York Capital Management in 9M21. Strong adjusted net revenues, excluding significant items*, up 30% year on year, driven by a significant increase in performance and placement revenues due to higher performance fees and carried interest, higher placement fees, and positive investment-related gains compared to 9M20. Also driven by higher management fees, up 10%, on a higher average AuM, as well as higher investment & partnership income up 74%
- NNA of CHF 9.9 bn at annualized growth rate of 3%

Media Release Zurich, November 4, 2021

PROGRESS WITHIN SUSTAINABILITY, RESEARCH & INVESTMENT SOLUTIONS
One year after its creation, the Sustainability, Research & Investment Solutions (SRI) function continues to unlock value for our clients through the provision of sustainable solutions and insight in financial services

Sustainability
- As of the end of 3Q21, Credit Suisse’s assets managed according to sustainability criteria (Sustainable AuM) were CHF 144 bn, up 33% compared to December 31, 2020
- We continue to progress our 2050 net zero emissions commitment, by developing reduction pathways for the highest carbon-emitting sector exposures and expanding efforts to align our financing activities with the Paris Agreement global warming limit of 1.5º C. Furthermore, we have introduced a time-bound commitment to restrict financing and capital market underwriting to businesses involved in activities related to thermal coal mining and coal power. Details are available in our external summary of Credit Suisse’s Sector Policies and Guidelines

Research
- We continued to innovate our Research platform by exploring non-traditional channels, propelling sustainability thought leadership with key publications (e.g., ROE of a Tree, the 2021 edition of CSRI Gender 3000, Women to Women Investing reports) and advancing our Industry Immersion strategy, which enables proprietary access to public and private companies

Investment Solutions & Products
- Investment solutions have benefitted from strong client demand with mandate volumes up >10% year on year and private and alternative holdings up >30% year on year benefitting recurring revenues in Wealth Management-related businesses
- House View continues to perform well and generate positive growth for our clients across tactical and strategic allocations, themes and Supertrends

Media Release Zurich, November 4, 2021

CONTACT DETAILS
Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
Dominik von Arx, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 Email: media.relations@credit-suisse.com
The Financial Report and Presentation Slides for 3Q21 are available to download from 06:45 CET today at: https://www.credit-suisse.com/results

PRESENTATION OF 3Q21 RESULTS AND GROUP’S STRATEGY REVIEW
THURSDAY, NOVEMBER 4, 2021

Event	Media Call on 3Q21 Results	Analyst Call	Media Call on Group’s Strategy Review
Time	07:30 CET (Zurich) 06:30 GMT (London) 02:30 EDT (New York)	08:15 CET (Zurich) 07:15 GMT (London) 03:15 EDT (New York)	14:30 CET (Zurich) 13:30 GMT (London) 09:30 EDT (New York)
Language	English	English	English
Access	Switzerland +41 044 580 37 45 UK +44 (0) 2030 576 560 USA +1 877 741 80 64 Reference: "Credit Suisse early media call" Conference ID: 1396859 Please dial in 10 minutes before the start of the call
Switzerland: +41 44 580 48 67
Europe: +44 203 057 6528
US: +1 866 276 8933

Reference: Credit Suisse Analysts and Investors Call

Conference ID: 9946919

Please dial in 10 minutes before the start of the call

Webcast link here.

Switzerland +41 044 580 48 67
UK +44 (0) 2030 576 528
USA Free Call 1866 276 89 33

Reference: "Credit Suisse Media Call"
Conference ID: 1859665

Please dial in 10 minutes before the start of the call

The call is also available via webcast.

Q&A Session	Following the presentation, you will have the opportunity to ask the speakers questions	Following the presentation, you will have the opportunity to ask the speakers questions	Following the presentation, you will have the opportunity to ask the speakers questions
Playback		Replay available at the webcast link.	Replay available at the webcast link.

Media Release Zurich, November 4, 2021

* Refers to results excluding certain items included in our reported results. These results are non-GAAP financial measures. For a reconciliation to the most directly comparable US GAAP measures, see the Appendix of this Media Release.

Footnotes

1 Since restated quarters, commencing 1Q18
2 In 3Q20 and 9M20, leverage exposure excludes CHF 110 billion of central bank reserves, after adjusting for the dividend paid in 2020 as required by FINMA. FINMA announced the temporary exclusion for purposes of leverage ratio calculations in response to the COVID-19 pandemic, which temporary measure expired as of January 1, 2021
3 In 3Q20 and 9M20, leverage exposure excludes CHF 110 billion of central bank reserves, after adjusting for the dividend paid in 2020 as required by FINMA. FINMA announced the temporary exclusion for purposes of leverage ratio calculations in response to the COVID-19 pandemic, which temporary measure expired as of January 1, 2021
4 Consists of major litigation provisions of CHF 495 mn and a valuation adjustment related to major litigation of CHF 69 mn
5 Since 3Q16
6 With the exception of Index Access and APAC Delta One
7 AUD / USD exchange rate of 0.7416 used for purposes of calculating GFG Australian amounts
8 References to underlying results or performance mean adjusted pre-tax income, excluding significant items and Archegos*
9 References to underlying results or performance mean adjusted pre-tax income, excluding Archegos*
10 Excludes Archegos loss of USD 518 mn from Equity Sales & Trading revenues in 9M21
11 Since restated quarters, commencing 1Q18
12 Since restated quarters, commencing 1Q18
13 Since restated quarters, commencing 1Q18
14 3Q21 financing revenues included mark-to-market losses of USD 15 mn (net of USD (8) mn of hedges). 3Q20 included mark-to-market losses of USD 40 mn (net of hedges of USD (11) mn)
15 Since restated quarters, commencing 1Q18
16 Since restated quarters, commencing 1Q18
17 Source: Thomson Reuters as of September 30, 2021 for the period
18 Since restated quarters, commencing 1Q18

Abbreviations

AM – Asset Management; APAC – Asia Pacific; AUD – Australian dollar; AuM – assets under management; BCBS – Basel Committee on Banking Supervision; BIS – Bank for International Settlements; bn – billion; CECL – US GAAP accounting standard for current expected credit losses; CET1 – common equity tier 1; CHF – Swiss francs; CSRI – Credit Suisse Research Institute; ECM – Equity Capital Markets; FINMA – Swiss Financial Market Supervisory Authority FINMA; FX – Foreign Exchange; GAAP – Generally accepted accounting principles; GTS – Global Trading Solutions; IB – Investment Bank; IWM – International Wealth Management; mn – million; M&A – Mergers & Acquisitions; NAV – Net Asset Value; NNA – net new assets; PC – Private Clients; RoRC – Return on Regulatory Capital; RoTE – Return on Tangible Equity; RWA – risk weighted assets; SEC – US Securities and Exchange Commission; SRI – Sustainability, Research & Investment Solutions; SUB – Swiss Universal Bank; SCFF – Supply Chain Finance Funds; trn – trillion; UK – United Kingdom; US – United States; USD – US dollar; WM – Wealth Management; YoY – year on year.

Important information

This document contains select information from the full 3Q21 Financial Report and 3Q21 Results Presentation slides that Credit Suisse believes is of particular interest to media professionals. The complete 3Q21 Financial Report and 3Q21 Results Presentation slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 3Q21 Financial Report and 3Q21 Results Presentation slides are not incorporated by reference into this document.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Expectation”, “Ambition”, “Objective”, “Outlook”, “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, expectations, ambitions, objectives, outlooks, goals, commitments and aspirations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, increased inflation, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-

Media Release Zurich, November 4, 2021

19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, expectations, ambitions, objectives, outlooks, goals, commitments or aspirations.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholders’ equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Management believes that return on tangible equity is meaningful as it is a measure used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-3Q21, tangible shareholders’ equity excluded goodwill of CHF 4,615 million and other intangible assets of CHF 234 million from total shareholders’ equity of CHF 44,498 million as presented in our balance sheet. For end-2Q21, tangible shareholders’ equity excluded goodwill of CHF 4,588 million and other intangible assets of CHF 245 million from total shareholders’ equity of CHF 43,580 million as presented in our balance sheet. For end-3Q20, tangible shareholders’ equity excluded goodwill of CHF 4,577 million and other intangible assets of CHF 256 million from total shareholders’ equity of CHF 45,740 million as presented in our balance sheet.

Beginning in 3Q21, the return on regulatory capital calculation has been updated to closer align with the actual capital and leverage ratio levels under which Credit Suisse operates, rather than the previously used minimum requirements set by regulators. Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. Prior periods have been restated. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2020.

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Unless otherwise noted, all CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure.

Client business volume includes assets under management, custody assets (including assets under custody and commercial assets) and net loans.

Mandate penetration reflects advisory and discretionary mandates volumes as a percentage of assets under management, excluding those from the external asset manager business.

References to Wealth Management mean SUB PC, IWM and APAC or their combined results. References to Wealth Management-related mean SUB, IWM, APAC and AM or their combined results.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Media Release Zurich, November 4, 2021

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

In various tables, use of “–” indicates not meaningful or not applicable.

The English language version of this document is the controlling version.

Appendix
Appendix
Key metrics
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Credit Suisse Group results (CHF million)
Net revenues	5,437	5,103	5,198	7	5	18,114	17,168	6
Provision for credit losses	(144)	(25)	94	476	–	4,225	958	341
Compensation and benefits	2,255	2,356	2,441	(4)	(8)	6,818	7,351	(7)
General and administrative expenses	2,012	1,589	1,458	27	38	4,977	4,244	17
Commission expenses	306	325	295	(6)	4	960	953	1
Restructuring expenses	–	45	107	–	–	70	107	(35)
Total other operating expenses	2,318	1,959	1,860	18	25	6,007	5,304	13
Total operating expenses	4,573	4,315	4,301	6	6	12,825	12,655	1
Income before taxes	1,008	813	803	24	26	1,064	3,555	(70)
Net income attributable to shareholders	434	253	546	72	(21)	435	3,022	(86)
Statement of operations metrics (%)
Return on regulatory capital	7.9	6.1	6.4	–	–	2.8	9.3	–
Balance sheet statistics (CHF million)
Total assets	805,889	796,799	821,296	1	(2)	805,889	821,296	(2)
Risk-weighted assets	278,139	283,611	285,216	(2)	(2)	278,139	285,216	(2)
Leverage exposure	923,075	916,888	824,420	1	12	923,075	824,420	12
Assets under management and net new assets (CHF billion)
Assets under management	1,623.0	1,632.0	1,478.3	(0.6)	9.8	1,623.0	1,478.3	9.8
Net new assets	5.6	(4.7)	18.0	–	(68.9)	29.3	33.6	(12.8)
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	14.4	13.7	13.0	–	–	14.4	13.0	–
CET1 leverage ratio	4.3	4.2	4.5	–	–	4.3	4.5	–
Tier 1 leverage ratio	6.1	6.0	6.3	–	–	6.1	6.3	–

Appendix
Results excluding certain items included in our reported results are non-GAAP financial measures. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.
Reconciliation of adjustment items
	Group
in	3Q21	2Q21	3Q20	9M21	9M20
Results (CHF million)
Net revenues	5,437	5,103	5,198	18,114	17,168
Real estate (gains)/losses	(4)	(4)	0	(8)	0
(Gains)/losses on business sales	42	0	0	42	0
Major litigation recovery	0	(49)	0	(49)	0
Valuation adjustment related to major litigation	69	0	0	69	0
Adjusted net revenues	5,544	5,050	5,198	18,168	17,168
Significant items
Gain related to InvestLab transfer	0	0	0	0	(268)
Gain on equity investment in Allfunds Group	(130)	(317)	0	(591)	0
Gain on equity investment in Pfandbriefbank	0	0	0	0	(134)
Impairment on York Capital Management	113	0	0	113	0
Adjusted net revenues excluding significant items	5,527	4,733	5,198	17,690	16,766
Archegos	(23)	493	0	470	0
Adjusted net revenues excluding significant items and Archegos	5,504	5,226	5,198	18,160	16,766
Provision for credit losses	(144)	(25)	94	4,225	958
Archegos	188	(70)	0	(4,312)	0
Provision for credit losses excluding Archegos	44	(95)	94	(87)	958
Total operating expenses	4,573	4,315	4,301	12,825	12,655
Restructuring expenses	–	(45)	(107)	(70)	(107)
Major litigation provisions	(495)	(208)	(152)	(707)	(231)
Expenses related to real estate disposals	(3)	(4)	(25)	(45)	(23)
Adjusted total operating expenses	4,075	4,058	4,017	12,003	12,294
Significant items
Expenses related to equity investment in Allfunds Group	(1)	(19)	0	(20)	0
Adjusted total operating expenses excluding significant items	4,074	4,039	4,017	11,983	12,294
Archegos	24	(31)	0	(7)	0
Adjusted total operating expenses excluding significant items and Archegos	4,098	4,008	4,017	11,976	12,294
Income before taxes	1,008	813	803	1,064	3,555
Adjusted income before taxes	1,613	1,017	1,087	1,940	3,916
Adjusted income/(loss) before taxes excluding significant items	1,597	719	1,087	1,482	3,514
Adjusted income/(loss) before taxes excluding significant items and Archegos	1,362	1,313	1,087	6,271	3,514

Appendix
Swiss Universal Bank
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Results (CHF million)
Net revenues	1,391	1,477	1,294	(6)	7	4,317	4,222	2
of which Private Clients	724	718	700	1	3	2,179	2,305	(5)
of which Corporate & Institutional Clients	667	759	594	(12)	12	2,138	1,917	12
Provision for credit losses	4	(21)	52	–	(92)	9	204	(96)
Total operating expenses	764	773	812	(1)	(6)	2,295	2,401	(4)
Income before taxes	623	725	430	(14)	45	2,013	1,617	24
of which Private Clients	270	259	200	4	35	810	823	(2)
of which Corporate & Institutional Clients	353	466	230	(24)	53	1,203	794	52
Metrics (%)
Return on regulatory capital	15.6	17.9	10.8	–	–	16.8	13.8	–
Cost/income ratio	54.9	52.3	62.8	–	–	53.2	56.9	–
Private Clients
Assets under management (CHF billion)	217.3	217.0	205.0	0.1	6.0	217.3	205.0	6.0
Net new assets (CHF billion)	1.9	(0.9)	2.0	–	–	3.2	(3.8)	–
Gross margin (annualized) (bp)	133	134	138	–	–	136	150	–
Net margin (annualized) (bp)	50	48	39	–	–	51	54	–
Corporate & Institutional Clients
Assets under management (CHF billion)	506.3	504.8	441.0	0.0	14.8	506.3	441.0	14.8
Net new assets (CHF billion)	(0.4)	1.5	3.5	–	–	5.0	9.9	–
Reconciliation of adjustment items
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	3Q21	2Q21	3Q20	3Q21	2Q21	3Q20	3Q21	2Q21	3Q20
Results (CHF million)
Net revenues	724	718	700	667	759	594	1,391	1,477	1,294
Real estate (gains)/losses	(4)	(4)	0	0	0	0	(4)	(4)	0
(Gains)/losses on business sales	6	0	0	0	0	0	6	0	0
Major litigation recovery	0	0	0	0	(49)	0	0	(49)	0
Adjusted net revenues	726	714	700	667	710	594	1,393	1,424	1,294
Significant items
Gain on equity investment in Allfunds Group	0	0	0	(39)	(95)	0	(39)	(95)	0
Adjusted net revenues excluding significant items	726	714	700	628	615	594	1,354	1,329	1,294
Provision for credit losses	9	5	5	(5)	(26)	47	4	(21)	52
Total operating expenses	445	454	495	319	319	317	764	773	812
Restructuring expenses	–	(1)	(36)	–	(4)	(5)	–	(5)	(41)
Expenses related to real estate disposals	0	(4)	0	0	0	0	0	(4)	0
Adjusted total operating expenses	445	449	459	319	315	312	764	764	771
Significant items
Expenses related to equity investment in Allfunds Group	0	0	0	0	(6)	0	0	(6)	0
Adjusted total operating expenses excluding significant items	445	449	459	319	309	312	764	758	771
Income before taxes	270	259	200	353	466	230	623	725	430
Adjusted income before taxes	272	260	236	353	421	235	625	681	471
Adjusted income before taxes excluding significant items	272	260	236	314	332	235	586	592	471

Appendix
Reconciliation of adjustment items (continued)
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	9M21	9M20	9M21	9M20	9M21	9M20
Results (CHF million)
Net revenues	2,179	2,305	2,138	1,917	4,317	4,222
Real estate (gains)/losses	(8)	0	0	0	(8)	0
(Gains)/losses on business sales	6	0	0	0	6	0
Major litigation recovery	0	0	(49)	0	(49)	0
Adjusted net revenues	2,177	2,305	2,089	1,917	4,266	4,222
Significant items
Gain related to InvestLab transfer	0	0	0	(25)	0	(25)
Gain on equity investment in Allfunds Group	0	0	(177)	0	(177)	0
Gain on equity investment in Pfandbriefbank	0	(134)	0	0	0	(134)
Adjusted net revenues excluding significant items	2,177	2,171	1,912	1,892	4,089	4,063
Provision for credit losses	19	45	(10)	159	9	204
Total operating expenses	1,350	1,437	945	964	2,295	2,401
Restructuring expenses	(6)	(36)	(8)	(5)	(14)	(41)
Major litigation provisions	0	0	0	(1)	0	(1)
Expenses related to real estate disposals	(4)	0	0	0	(4)	0
Adjusted total operating expenses	1,340	1,401	937	958	2,277	2,359
Significant items
Expenses related to equity investment in Allfunds Group	0	0	(6)	0	(6)	0
Adjusted total operating expenses excluding significant items	1,340	1,401	931	958	2,271	2,359
Income before taxes	810	823	1,203	794	2,013	1,617
Adjusted income before taxes	818	859	1,162	800	1,980	1,659
Adjusted income before taxes excluding significant items	818	725	991	775	1,809	1,500

Appendix
International Wealth Management
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Results (CHF million)
Net revenues	829	930	836	(11)	(1)	2,746	2,773	(1)
Provision for credit losses	12	(25)	8	–	50	(13)	79	–
Total operating expenses	624	615	631	1	(1)	1,818	1,896	(4)
Income before taxes	193	340	197	(43)	(2)	941	798	18
Metrics (%)
Return on regulatory capital	12.6	22.0	13.1	–	–	20.6	18.0	–
Cost/income ratio	75.3	66.1	75.5	–	–	66.2	68.4	–
Assets under management (CHF billion)	395.7	399.5	352.0	(1.0)	12.4	395.7	352.0	12.4
Net new assets (CHF billion)	1.4	(0.3)	6.9	–	–	8.3	12.4	–
Gross margin (annualized) (bp)	84	95	96	–	–	95	106	–
Net margin (annualized) (bp)	20	35	23	–	–	32	31	–
Reconciliation of adjustment items
	International Wealth Management
in	3Q21	2Q21	3Q20	9M21	9M20
Results (CHF million)
Net revenues	829	930	836	2,746	2,773
(Gains)/losses on business sales	35	0	0	35	0
Adjusted net revenues	864	930	836	2,781	2,773
Significant items
Gain related to InvestLab transfer	0	0	0	0	(15)
Gain on equity investment in Allfunds Group	(52)	(127)	0	(237)	0
Adjusted net revenues excluding significant items	812	803	836	2,544	2,758
Provision for credit losses	12	(25)	8	(13)	79
Total operating expenses	624	615	631	1,818	1,896
Restructuring expenses	–	(5)	(16)	(5)	(16)
Major litigation provisions	0	0	(20)	11	12
Expenses related to real estate disposals	0	0	(3)	(5)	(2)
Adjusted total operating expenses	624	610	592	1,819	1,890
Significant items
Expenses related to equity investment in Allfunds Group	0	(7)	0	(7)	0
Adjusted total operating expenses excluding significant items	624	603	592	1,812	1,890
Income before taxes	193	340	197	941	798
Adjusted income before taxes	228	345	236	975	804
Adjusted income before taxes excluding significant items	176	225	236	745	789
Adjusted return on regulatory capital (%)	14.8	22.4	15.6	21.3	18.1
Adjusted return on regulatory capital excluding significant items (%)	11.5	14.6	15.6	16.3	17.8

Appendix
Asia Pacific
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Results (CHF million)
Net revenues	771	798	728	(3)	6	2,629	2,371	11
Provision for credit losses	7	6	45	17	(84)	40	230	(83)
Total operating expenses	536	542	506	(1)	6	1,587	1,550	2
Income before taxes	228	250	177	(9)	29	1,002	591	70
Metrics (%)
Return on regulatory capital	19.2	20.3	15.1	–	–	28.1	16.0	–
Cost/income ratio	69.5	67.9	69.5	–	–	60.4	65.4	–
Assets under management (CHF billion)	230.1	236.3	218.5	(2.6)	5.3	230.1	218.5	5.3
Net new assets (CHF billion)	2.9	(6.1)	2.2	–	–	1.8	9.7	–
Gross margin (annualized) (bp)	134	136	135	–	–	151	149	–
Net margin (annualized) (bp)	40	43	33	–	–	58	37	–
Results (USD million)
Net revenues	837	874	800	(4)	5	2,877	2,507	15
Provision for credit losses	7	6	49	17	(86)	43	241	(82)
Total operating expenses	583	595	557	(2)	5	1,737	1,641	6
Income before taxes	247	273	194	(10)	27	1,097	625	76
Reconciliation of adjustment items
	Asia Pacific
in	3Q21	2Q21	3Q20	9M21	9M20
Results (CHF million)
Net revenues	771	798	728	2,629	2,371
Significant items
Gain related to InvestLab transfer	0	0	0	0	(25)
Gain on equity investment in Allfunds Group	(39)	(95)	0	(177)	0
Adjusted net revenues excluding significant items	732	703	728	2,452	2,346
Provision for credit losses	7	6	45	40	230
Total operating expenses	536	542	506	1,587	1,550
Restructuring expenses	–	(3)	(2)	(4)	(2)
Adjusted total operating expenses	536	539	504	1,583	1,548
Significant items
Expenses related to equity investment in Allfunds Group	(1)	(6)	0	(7)	0
Adjusted total operating expenses excluding significant items	535	533	504	1,576	1,548
Income before taxes	228	250	177	1,002	591
Adjusted income before taxes	228	253	179	1,006	593
Adjusted income before taxes excluding significant items	190	164	179	836	568

Appendix
Reconciliation of adjustment items
	Asia Pacific
in	3Q21	2Q21	3Q20	9M21	9M20
Results (USD million)
Net revenues	837	874	800	2,877	2,507
Significant items
Gain related to InvestLab transfer	0	0	0	0	(26)
Gain on equity investment in Allfunds Group	(42)	(104)	0	(193)	0
Adjusted net revenues excluding significant items	795	770	800	2,684	2,481
Provision for credit losses	7	6	49	43	241
Total operating expenses	583	595	557	1,737	1,641
Restructuring expenses	0	(3)	(3)	(4)	(3)
Adjusted total operating expenses	583	592	554	1,733	1,638
Significant items
Expenses related to equity investment in Allfunds Group	(1)	(6)	0	(7)	0
Adjusted total operating expenses excluding significant items	582	586	554	1,726	1,638
Income before taxes	247	273	194	1,097	625
Adjusted income before taxes	247	276	197	1,101	628
Adjusted income before taxes excluding significant items	206	178	197	915	602
Adjusted return on regulatory capital (%)	19.4	20.9	15.8	28.4	16.2
Adjusted return on regulatory capital excluding significant items (%)	16.1	13.5	15.8	23.6	15.5

Appendix
Asset Management
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Results (CHF million)
Net revenues	279	404	306	(31)	(9)	1,069	1,112	(4)
Provision for credit losses	1	1	4	0	(75)	2	6	(67)
Total operating expenses	276	299	284	(8)	(3)	846	840	1
Income before taxes	2	104	18	(98)	(89)	221	266	(17)
Metrics (%)
Return on regulatory capital	1.2	43.5	6.9	–	–	32.8	35.1	–
Cost/income ratio	98.9	74.0	92.8	–	–	79.1	75.5	–
Reconciliation of adjustment items
	Asset Management
in	3Q21	2Q21	3Q20	9M21	9M20
Results (CHF million)
Net revenues	279	404	306	1,069	1,112
Significant items
Gain related to InvestLab transfer	0	0	0	0	(203)
Impairment on York Capital Management	113	0	0	113	0
Adjusted net revenues excluding significant items	392	404	306	1,182	909
Provision for credit losses	1	1	4	2	6
Total operating expenses	276	299	284	846	840
Restructuring expenses	–	(2)	(13)	(3)	(13)
Expenses related to real estate disposals	0	0	(1)	(1)	(1)
Adjusted total operating expenses	276	297	270	842	826
Income before taxes	2	104	18	221	266
Adjusted income before taxes	2	106	32	225	280
Adjusted income before taxes excluding significant items	115	106	32	338	77
Adjusted return on regulatory capital (%)	1.2	44.6	12.1	33.4	36.9
Adjusted return on regulatory capital excluding significant items (%)	52.1	44.6	12.1	50.2	10.1

Appendix
Wealth Management-related - Reconciliation of adjustment items
	Wealth Management-related
in	3Q21	2Q21	3Q20	9M21	9M20
Results (CHF million)
Net revenues	3,270	3,609	3,164	10,761	10,478
Real estate (gains)/losses	(4)	(4)	0	(8)	0
(Gains)/losses on business sales	41	0	0	41	0
Major litigation recovery	0	(49)	0	(49)	0
Adjusted net revenues	3,307	3,556	3,164	10,745	10,478
Significant items
Gain related to InvestLab transfer	0	0	0	0	(268)
Gain on equity investment in Allfunds Group	(130)	(317)	0	(591)	0
Gain on equity investment in Pfandbriefbank	0	0	0	0	(134)
Impairment on York Capital Management	113	0	0	113	0
Adjusted net revenues excluding significant items	3,290	3,239	3,164	10,267	10,076
Provision for credit losses	24	(39)	109	38	519
Total operating expenses	2,200	2,229	2,233	6,546	6,687
Restructuring expenses	–	(15)	(72)	(26)	(72)
Major litigation provisions	0	0	(20)	11	11
Expenses related to real estate disposals	0	(4)	(4)	(10)	(3)
Adjusted total operating expenses	2,200	2,210	2,137	6,521	6,623
Significant items
Expenses related to equity investment in Allfunds Group	(1)	(19)	0	(20)	0
Adjusted total operating expenses excluding significant items	2,199	2,191	2,137	6,501	6,623
Income before taxes	1,046	1,419	822	4,177	3,272
Adjusted income before taxes	1,083	1,385	918	4,186	3,336
Adjusted income before taxes excluding significant items	1,067	1,087	918	3,728	2,934

Appendix
Investment Bank
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Results (CHF million)
Net revenues	2,266	1,610	2,047	41	11	7,419	6,989	6
Provision for credit losses	(170)	14	(14)	–	–	4,194	433	–
Total operating expenses	1,666	1,672	1,691	0	(1)	4,998	5,191	(4)
Income/(loss) before taxes	770	(76)	370	–	108	(1,773)	1,365	–
Metrics (%)
Return on regulatory capital	20.4	(1.9)	8.9	–	–	(13.8)	10.5	–
Cost/income ratio	73.5	103.9	82.6	–	–	67.4	74.3	–
Results (USD million)
Net revenues	2,465	1,761	2,245	40	10	8,114	7,381	10
Provision for credit losses	(182)	16	(16)	–	–	4,452	447	–
Total operating expenses	1,815	1,831	1,856	(1)	(2)	5,476	5,492	0
Income/(loss) before taxes	832	(86)	405	–	105	(1,814)	1,442	–
Net revenue detail
in	3Q21	2Q21	3Q20	9M21	9M20
Net revenue detail (USD million)
Fixed income sales and trading	801	890	921	3,260	3,478
Equity sales and trading	557	(28)	588	1,517	2,016
Capital markets	807	874	708	2,870	1,696
Advisory and other fees	330	123	117	667	446
Other revenues	(30)	(98)	(89)	(200)	(255)
Net revenues	2,465	1,761	2,245	8,114	7,381

Appendix
Reconciliation of adjustment items
	Investment Bank
in	3Q21	2Q21	3Q20	9M21	9M20
Results (CHF million)
Net revenues	2,266	1,610	2,047	7,419	6,989
Archegos	(23)	493	0	470	0
Adjusted net revenues excluding Archegos	2,243	2,103	2,047	7,889	6,989
Provision for credit losses	(170)	14	(14)	4,194	433
Archegos	188	(70)	0	(4,312)	0
Provision for credit losses excluding Archegos	18	(56)	(14)	(118)	433
Total operating expenses	1,666	1,672	1,691	4,998	5,191
Restructuring expenses	–	(29)	(33)	(46)	(33)
Major litigation provisions	0	0	0	0	(24)
Expenses related to real estate disposals	(3)	0	(21)	(35)	(20)
Adjusted total operating expenses	1,663	1,643	1,637	4,917	5,114
Archegos	24	(31)	0	(7)	0
Adjusted total operating expenses excluding Archegos	1,687	1,612	1,637	4,910	5,114
Income/(loss) before taxes	770	(76)	370	(1,773)	1,365
Adjusted income/(loss) before taxes	773	(47)	424	(1,692)	1,442
Adjusted income before taxes excluding Archegos	538	547	424	3,097	1,442
Adjusted return on regulatory capital (%)	20.4	(1.2)	10.3	(13.1)	11.1
Adjusted return on regulatory capital excluding Archegos (%)	14.3	13.4	10.3	25.7	11.1
Reconciliation of adjustment items
	Investment Bank
in	3Q21	2Q21	3Q20	9M21	9M20
Results (USD million)
Net revenues	2,465	1,761	2,245	8,114	7,381
Archegos	(24)	542	0	518	0
Adjusted net revenues excluding Archegos	2,441	2,303	2,245	8,632	7,381
Provision for credit losses	(182)	16	(16)	4,452	447
Archegos	202	(77)	0	(4,582)	0
Provision for credit losses excluding Archegos	20	(61)	(16)	(130)	447
Total operating expenses	1,815	1,831	1,856	5,476	5,492
Restructuring expenses	0	(33)	(36)	(51)	(36)
Major litigation provisions	0	0	0	0	(25)
Expenses related to real estate disposals	(2)	(1)	(23)	(37)	(22)
Adjusted total operating expenses	1,813	1,797	1,797	5,388	5,409
Archegos	26	(34)	0	(8)	0
Adjusted total operating expenses excluding Archegos	1,839	1,763	1,797	5,380	5,409
Income/(loss) before taxes	832	(86)	405	(1,814)	1,442
Adjusted income/(loss) before taxes	834	(52)	464	(1,726)	1,525
Adjusted income before taxes excluding Archegos	582	601	464	3,382	1,525
Adjusted return on regulatory capital (%)	20.4	(1.2)	10.3	(13.1)	11.1
Adjusted return on regulatory capital excluding Archegos (%)	14.3	13.4	10.3	25.7	11.1

Appendix
Global investment banking revenues
in	3Q21	2Q21	3Q20	9M21	9M20
Global investment banking revenues (USD million)
Fixed income sales and trading	803	890	921	3,262	3,478
Equity sales and trading	536	514	588	2,038	2,016
Capital markets	892	965	789	3,152	1,967
Advisory and other fees	380	154	153	801	566
Other revenues	(35)	(98)	(89)	(205)	(255)
Global investment banking revenues	2,576	2,425	2,362	9,048	7,772

Appendix
Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020 and in “Risk factor” in Credit Suisse results – Credit Suisse in our 1Q21 Financial Report.

 Thomas Gottstein, Chief Executive OfficerDavid Mathers, Chief Financial OfficerNovember 4, 2021  Credit SuisseThird Quarter 2021 ResultsAnalyst and Investor Call

 Disclaimer (1/2)  2  November 4, 2021  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment. Please also refer to the 3Q21 Supplemental Information and our 3Q21 Financial Report for additional information. Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, in “Credit Suisse – Risk factor” in our 1Q21 Financial Report published on May 6, 2021 and in the “Cautionary statement regarding forward-looking information" in our 3Q21 Financial Report published on November 4, 2021 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Expectation”, “Ambition”, “Objective”, “Outlook”, “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, expectations, ambitions, objectives, outlooks, goals, commitments and aspirations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, increased inflation, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, expectations, ambitions, objectives, outlooks, goals, commitments or aspirations. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Disclaimer (2/2)

Statement regarding non-GAAP financial measures

This presentation contains non-GAAP financial measures, including results excluding certain items included in our reported results as well as return on regulatory capital and return on tangible equity (which is based on tangible shareholders' equity). Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the 3Q21 Supplemental Information as well as in the3Q21 Financial Report, which are both available on our website at www.credit-suisse.com.

Statement regarding capital, liquidity and leverage

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Unless otherwise noted, for periods in 2020, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2020.

Sources

Certain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

Mandatory Convertible Notes

These materials are not an offer to sell securities or the solicitation of any offer to buy securities, nor shall there be any offer of securities, in any jurisdiction in which such offer or sale would be unlawful.

These materials are not an offer of securities for sale in the United States or to U.S. persons ("U.S. persons") as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). The mandatory convertible notes described in these materials and the shares of Credit Suisse Group AG issuable on their conversion have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from registration under the U.S. Securities Act.

CREDIT SUISSE
November 4, 2021
3

Key highlights of 3Q21

FINANCIAL PERFORMANCE

- **Reported pre-tax income** of CHF 1.0 bn, up 26% YoY, including gains of CHF 0.2 bn and CHF 0.1 bn relating to the future recoverability of Archegos receivables and our Allfunds stake, respectively, as well as an impairment of CHF 0.1 bn on our York interest and major litigation charges of CHF 0.6 bn[1]
- **Adjusted pre-tax income excluding significant items and Archegos** of CHF 1.4 bn, up 25% YoY:
  - Record[2] third-quarter performance in **SUB** with PTI up 24% YoY driven by higher net revenues up 5% YoY
  - **IWM** PTI down 25% YoY with higher recurring commissions and fees more than offset by lower net interest income and increased operating expenses
  - Resilient **APAC** PTI up 5%[3] YoY with higher recurring commissions and fees partially offset by increased investment costs
  - Strong **Investment Bank** PTI up 25%[3] YoY and RoRC[†] of 14%[3], driven by revenues up 9% despite 10% decline in capital usage[4]
  - Solid performance in **Asset Management** with PTI up 259% YoY from growth across all revenue lines
- Robust **Wealth Management**[5] NNA of CHF 6.2 bn (3% annualized growth) across all businesses

CAPITAL

- **CET1 ratio** of 14.4%, up QoQ benefitting from strong income generation and disciplined capital management
- **Tier 1 leverage ratio** at 6.1%, **CET1 leverage ratio** at 4.3%

LITIGATION & OTHER UPDATES

- **Settlement with US, UK and Swiss regulators of legacy matters** related to loan financing for Mozambique state enterprises and related securities transactions that took place between 2013 and 2016
- **Concluded enforcement proceeding with Swiss regulator** related to past observation activities
- Continued **progress on remediation work** on the supply chain finance funds matter; 5th cash payment made and first recovery in focus area

Note: Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 3Q21 Supplemental Information
† RoRC is a non-GAAP financial measure and was updated in 3Q21 to align with Group capital and leverage ratios, see 3Q21 Supplemental Information
1 Includes major litigation provisions and CHF (69) mn of net revenues in connection with a valuation adjustment on a legacy exposure related to the Mozambique matter 2 Since restated quarters commencing 1Q18
3 Based on US dollar denominated numbers 4 Refers to regulatory capital, calculated as the average of 13.5% of average RWA and 4.25% of average leverage exposure 5 Refers to SUB PC, IWM and APAC

CREDIT SUISSE November 4, 2021 4

Update on supply chain finance funds

Selected highlights

Selected highlights

CASH PAYMENT

- **5th cash payment made at the end of September** with total cash paid out and current cash & cash equivalents at approx. 70% of NAV as of February 25

NON-FOCUS AREAS

- **Non-focus areas**: Continue to make good progress, reduced outstanding exposure of notes by 86% of February 25 exposure

FOCUS AREAS

- **Focus Areas**: Continue to pursue all available recovery avenues
- **GFG Australia**[2]: Pursuant to the achieved restructuring transaction in early-October, an initial payment of ~USD 96 mn received, with agreement to repay remaining principal of ~USD 178 mn incl. interest by mid-2023 latest

INSURANCE

- **Continue to file insurance claims** through the filing process with Greensill Bank. Further claims are being prepared

CLIENT GOODWILL PROGRAM

- **Active engagement** with clients of the bank to waive certain fees on the bank's services

Fund volume break-down as of September 30, 2021 Illustrative view incl. October GFG Australia payment in USD bn


NAV as of February 25
~10
Cash payment
6.3
Current cash & cash equivalents[1]
0.7
Supply chain finance notes
2.8
Non-focus areas
0.6
Focus areas ("GFG Alliance", Katerra & Bluestone)
2.2
Change due to GFG Australia transaction

Note: Data as of September 30, 2021; Data Source: CS AM Portfolio Management for all information pertaining to Fund Notional Value after cash payout. The NAV is published through the Fund Administrator. Differences (e.g. different data sources, cut-off times, FX rates, etc.) may occur 1 Includes FX effects and recovery costs accrual 2 AUD / USD exchange rate of 0.7416 used for GFG Australian amounts

CREDIT SUISSE November 4, 2021 5

 Continued strong performance in 3Q21, albeit affected by litigation provisions and significant items  6  November 4, 2021  Group quarterly pre-tax income in CHF bn  Note: Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 3Q21 Supplemental Information  Group nine-monthly net revenues and pre-tax incomein CHF bn        Net revenues    Pre-tax income  2016  2017  2018  2019  2020  2021            9M16  9M17  9M18  9M19  9M20  9M21  1.1  Reported  0.8  1.1  0.2  0.4  0.7  Adjustedexcl. significant itemsand Archegos  Reported  Adjustedexcl. significant itemsand Archegos  18.1  15.1  (0.1)  15.7  1.7  16.1  2.8  16.3  3.5  17.2  3.6  1.0

 Detailed Financials  7  November 4, 2021

Group Overview

Credit Suisse Group in CHF mn unless otherwise specified	3Q21	2Q21	3Q20	Δ 3Q20	9M21	9M20	Δ 9M20
Net revenues	**5,437**	**5,103**	**5,198**	5%	**18,114**	**17,168**	6%
o/w Wealth Management-related[1]	3,270	3,609	3,164	3%	10,761	10,478	3%
o/w Investment Bank in USD mn	2,465	1,761	2,245	10%	8,114	7,381	10%
Provision for credit losses	**(144)**	**(25)**	**94**		**4,225**	**958**	
o/w Archegos	(188)	70	-		4,312	-	
o/w CECL-related	20	(168)	(55)		(207)	380	
Total operating expenses	**4,573**	**4,315**	**4,301**	6%	**12,825**	**12,655**	1%
Pre-tax income	**1,008**	**813**	**803**	26%	**1,064**	**3,555**	(70)%
Income tax expense	570	566	258		610	539	
Effective tax rate	57%	70%	32%		57%	15%	
Net income attributable to shareholders	**434**	**253**	**546**	(21)%	**435**	**3,022**	(86)%
Return on tangible equity‡	4.5%	2.6%	5.4%		1.5%	9.8%	
Cost/income ratio	84%	85%	83%		71%	74%	
Diluted earnings per share in CHF	0.16	0.10	0.22	(27)%	0.17	1.20	(86)%

Adjusted excluding significant items and Archegos in CHF mn	3Q21	2Q21	3Q20	Δ 3Q20	9M21	9M20	Δ 9M20
Net revenues	5,504	5,226	5,198	6%	18,160	16,766	8%
o/w Wealth Management-related[1]	3,290	3,239	3,164	4%	10,267	10,076	2%
Pre-tax income	1,362	1,313	1,087	25%	6,271	3,514	78%

Note: Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 3Q21 Supplemental Information. 9M21 reported results include a gain related to the equity investment in Allfunds Group, a loss related to Archegos and an impairment related to York. 9M20 reported results include a gain related to the completed transfer of the InvestLab fund platform to Allfunds Group and Pfandbriefbank ‡ RoTE is a non-GAAP financial measure, see 3Q21 Supplemental Information 1 Includes SUB, IWM, APAC and AM

CREDIT SUISSE November 4, 2021 8

   Adjusted pre-tax income excluding significant items and Archegos of CHF 1.4 bn, up 25% YoY  9  November 4, 2021  Group pre-tax incomein CHF mn  Revenues (23)Credit prov. (188)Expenses (24)  Note: Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 3Q21 Supplemental Information1 Includes major litigation provisions and CHF (69) mn of net revenues in connection with a valuation adjustment on a legacy exposure related to the Mozambique matter  1

CET1 ratio increased to 14.4%; CET1 leverage ratio at 4.3%

CET1 ratio development


13.7%
23 bps
8 bps
5 bps
(4) bps
28 bps
5 bps
14.4%
2Q21
PTI excl. Archegos and Allfunds
Archegos recovery[1]
Allfunds gain[1]
CET1 taxes
RWA reductions[2]
Other[3]
3Q21

CET1 leverage ratio development


4.2%
7 bps
3 bps
1 bp
(1) bp
(3) bps
1 bp
4.3%
2Q21
PTI excl. Archegos and Allfunds
Archegos recovery[1]
Allfunds gain[1]
CET1 taxes
LE increase (incl. HQLA)[4]
Other[5]
3Q21

Key messages

- CET1 ratio at 14.4%, up from 13.7% in 2Q21, benefitting from both strong income generation and risk reduction across businesses
- CET1 leverage ratio of 4.3%, up from 4.2% at the end of 2Q21; Tier 1 leverage ratio increased by 10 bps to 6.1%
- Continued disciplined capital management
  - Investment Bank RWA and leverage exposure include further reductions in Prime Services
  - RWA in the Wealth Management-related[6] divisions include reductions from active de-risking measures
- Leverage exposure increased by CHF 6 bn in 3Q21, including an increase in HQLA of CHF 8 bn mainly driven by increased funding and higher customer deposits in Wealth Management[7]

1 Pre-tax income impact 2 Includes RWA FX impact of (6) bps and impacts from internal and external model and parameter updates 3 Includes CET1 capital FX impact of 6 bps (offsetting the respective RWA FX impact), quarterly dividend accrual and impacts from other regulatory CET1 adjustments 4 Includes leverage exposure FX impact 5 Includes CET1 capital FX impact, quarterly dividend accrual and impacts from other regulatory CET1 adjustments 6 Includes SUB, IWM, APAC and AM 7 Includes SUB PC, IWM and APAC

CREDIT SUISSE November 4, 2021 10

Continued cost discipline notwithstanding investments in the franchise



Group operating expenses
in CHF bn
Adjustments[1], significant items & Archegos
Adjusted expenses excl. significant items & Archegos
13.2
0.7
12.5
9M18
12.6
0.1
12.5
9M19
12.7
0.4
12.3
9M20
12.8
0.8
12.0
9M21

Cost development

- Ongoing cost discipline resulted in a YoY decrease of 3% on an adjusted basis excluding significant items and Archegos
- Lower compensation expenses were partially offset by investments in strategic initiatives, including hiring of relationship managers in APAC, as well as in risk and controls

Note: Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 3Q21 Supplemental Information
1 Adjustments include major litigation provisions, restructuring expenses, expenses related to real estate disposals and expenses related to business sales

CREDIT SUISSE
November 4, 2021
11

   12  November 4, 2021  CECL provisions broadly stable;specific provisions benefit from partial Archegos release  Allowance for credit losses (ACL)1in CHF mn  1 Includes the allowance for credit losses on financial assets held at amortized cost and provisions for off-balance sheet credit exposures 2 Includes FX translation impact and other adjustment items of CHF (17) mn, including CECL impact of CHF 27 mn, and provision for interest of CHF 16 mn 3 Includes FX translation impact and other adjustment items of CHF 44 mn, including CECL impact of CHF (6) mn, and provision for interest of CHF 14 mn  1       Provision for credit losses – Non-CECL      Provision for credit losses – CECL-related    1   Non-specificprovisions  Specificprovisions  1,902  2      1H21    Non-specificprovisions  Specificprovisions  4,596  Includes CHF 4,500 mn relating to Archegos    6,142  769  3Q21  Non-specificprovisions  Specificprovisions    5,945  Includes CHF (188) mn relating to Archegos  1   3

Swiss Universal Bank

Record[1] third quarter performance driven by higher net revenues

Adjusted key financials excl. significant items

in CHF mn	3Q21	2Q21	3Q20	Δ 3Q20
Net revenues	1,354	1,329	1,294	5%
Provision for credit losses	4	(21)	52	
o/w CECL-related	(6)	(47)	(36)	
Total operating expenses	764	758	771	(1)%
Adj. pre-tax income excl. sign. items	**586**	**592**	**471**	24%
Reported pre-tax income	**623**	**725**	**430**	45%
Adj. cost/income ratio excl. sign. items	**56%**	**57%**	**60%**	
Adj. RoRC† excl. sign. items	**15%**	**15%**	**12%**	
Reported return on regulatory capital†	**16%**	**18%**	**11%**	

Key metrics

in CHF bn		3Q21	2Q21	3Q20	Δ 3Q20
PC	Net margin in bps[2]	50	49	46	4
PC	Client Business Volume[2]	400	401	373	7%
PC	Net loans[2]	114	113	118	(4)%
PC	Net new assets	1.9	(0.9)	2.0	
	Risk-weighted assets	82	83	82	-
	Leverage exposure	305	304	295	3%

Key messages

- Record[1] first nine months adjusted PTI excluding significant items of CHF 1,809 mn
- Reported PTI of CHF 623 mn included a total gain of CHF 39 mn related to the equity investment in Allfunds Group; 3Q20 included restructuring expenses of CHF 41 mn, mainly relating to the integration of Neue Aargauer Bank
- Adjusted PTI excluding significant items up 24% with higher net revenues and stable operating expenses; RoRC† at 15%
- Net revenues up 5% with increases across all major revenue categories, including an increase of 11% in recurring commissions and fees supported by record[1] AuM levels and higher revenues from improved performance in our investment in Swisscard
- Operating expenses stable with continued investments in our digital offering and sustainability campaigns, offset by ongoing cost discipline; cost/income ratio of 56% down 4 pp.
- Solid Private Clients NNA of CHF 1.9 bn with contributions from all businesses
- Client business volume for the SUB division up 12% compared to 3Q20

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 3Q21 Supplemental Information. All percentage changes and comparative descriptions refer to YoY measurements unless otherwise specified
† RoRC is a non-GAAP financial measure and was updated in 3Q21 to align with Group capital and leverage ratios, see 3Q21 Supplemental Information 1 Since restated quarters commencing 1Q18
2 2021 figures include declines from the transfer of volumes from Private Clients to Corporate & Institutional Clients following the integration of NAB (net loans CHF 6 bn, AuM CHF 4 bn, custody assets CHF 3 bn)

CREDIT SUISSE November 4, 2021 13

International Wealth Management

Lower PTI as recurring fee growth is offset by increased costs; return to positive NNA

Adjusted key financials excl. significant items

in CHF mn	3Q21	2Q21	3Q20	Δ 3Q20
Net interest income	264	269	302	(13)%
Recurring commissions & fees	306	318	272	13%
Transaction-based	241	216	259	(7)%
Net revenues[1]	812	803	836	(3)%
Provision for credit losses	12	(25)	8	
o/w CECL-related	10	(50)	2	
Total operating expenses	624	603	592	5%
Adj. pre-tax income excl. sign. items	**176**	**225**	**236**	(25)%
Reported pre-tax income	**193**	**340**	**197**	(2)%
Adj. cost/income ratio excl. sign. items	**77%**	**75%**	**71%**	
Adj. RoRC† excl. sign. items	**11%**	**15%**	**16%**	
Reported return on regulatory capital†	**13%**	**22%**	**13%**	

Key metrics

in CHF bn	3Q21	2Q21	3Q20	Δ 3Q20
Net margin in bps	18	23	27	(9)
Client Business Volume	558	571	494	13%
Net loans	55	55	53	4%
Net new assets	1.4	(0.3)	6.9	
Risk-weighted assets	34	34	34	(1)%
Leverage exposure	109	108	102	7%

Key messages

- Reported PTI of CHF 193 mn included a total gain of CHF 52 mn related to the equity investment in Allfunds Group and a loss on a business sale of CHF 35 mn
- Adjusted PTI excluding significant items of CHF 176 mn reflecting lower revenues and higher operating expenses
- Net revenues were down 3%:
  - Net interest income stabilizing vs. 2Q21, but lower vs. 3Q20 due to adverse impact on deposit income from lower interest rates, partially offset by income from higher loan volumes
  - Continued growth in recurring commission and fees from 13% higher client business volume at stable margins
  - Transaction-based revenues were down due to lower client activity and GTS revenues in less volatile markets; 3Q20 included a revaluation gain on an investment of CHF 23 mn
- Operating expenses were up 5% as lower compensation expenses were more than offset by higher costs relating to IT infrastructure and sustainability initiatives; 9M21 total operating expenses were down 4% vs. 9M20
- Return to positive NNA of CHF 1.4 bn
- Client business volume up 13% YoY, but down 2% QoQ largely driven by lower custody assets due to market impact and outflows

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 3Q21 Supplemental Information. All percentage changes and comparative descriptions refer to YoY measurements unless otherwise specified
† RoRC is a non-GAAP financial measure and was updated in 3Q21 to align with Group capital and leverage ratios, see 3Q21 Supplemental Information
1 Includes other revenues of CHF 1 mn in 3Q21 and CHF 3 mn in 3Q20

CREDIT SUISSE
November 4, 2021
14

Asia Pacific

Resilient PTI despite volatility in Greater China markets and higher investment costs

Adjusted key financials excl. significant items

in USD mn	3Q21	2Q21	3Q20	Δ 3Q20
Net interest income	242	276	281	(14)%
Recurring commissions & fees	111	115	93	19%
Transaction-based	443	378	425	4%
Net revenues[1]	795	770	800	(1)%
Provision for credit losses	7	6	49	
o/w CECL-related	-	(19)	10	
Total operating expenses	582	586	554	5%
Adj. pre-tax income excl. sign. items	**206**	**178**	**197**	5%
Reported pre-tax income	**247**	**273**	**194**	27%
Adj. cost/income ratio excl. sign. items	**73%**	**76%**	**69%**	
Adj. RoRC† excl. sign. items	**16%**	**14%**	**16%**	
Reported return on regulatory capital†	**19%**	**21%**	**16%**	

Key metrics

in USD bn	3Q21	2Q21	3Q20	Δ 3Q20
Net margin in bps	33	28	33	-
Client Business Volume	380	414	361	5%
Net loans	41	44	42	(1)%
Net new assets	3.2	(6.7)	2.3	
Risk-weighted assets	29	31	29	(2)%
Leverage exposure	85	85	80	7%

Key messages

- Reported PTI of USD 247 mn included a total gain of USD 41 mn related to the equity investment in Allfunds Group
- Adjusted PTI excluding significant items of USD 206 mn, up 5%
- Net revenues largely stable YoY
  - NII down 14% YoY and 12% QoQ reflecting a reduction in risk appetite and deleveraging by clients and lower loan and deposit margins; net loans decreased 6% sequentially
  - Recurring commissions and fees up 19% reflecting strong mandate and fund volumes; continued growth in mandates penetration rate of 15% in 3Q21, up 3 pp. since 3Q20
  - Transaction-based revenues up 4%[2] with higher fees from increased M&A activity, partly offset by weaker private client activity and lower revenues from GTS
- Provision for credit losses significantly decreased, reflecting lower specific provisions; no impairments in China real estate
- Operating expenses increased mainly due to RM growth and other investments including China, risk and controls and sustainability initiatives; 3Q21 RMs at 670, up 70 from the beginning of the year
- 3Q21 NNA of USD 3.2 bn achieved notwithstanding significant deleveraging and market-driven client outflows
- RWA declined QoQ mainly driven by business reductions; leverage exposure increased 7% YoY mainly due to higher HQLA and higher business usage

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 3Q21 Supplemental Information. All percentage changes and comparative descriptions refer to YoY measurements unless otherwise specified
† RoRC is a non-GAAP financial measure and was updated in 3Q21 to align with Group capital and leverage ratios, see 3Q21 Supplemental Information 1 Includes other revenues of USD (1) mn in 3Q21, USD 1 mn in 2Q21 and USD 1 mn in 3Q20 2 3Q21 includes mark-to-market losses of USD 15 mn (net of USD (8) mn of hedges). 3Q20 included mark-to-market losses of USD 40 mn (net of hedges of USD (11) mn)

CREDIT SUISSE November 4, 2021 15

Investment Bank

Strong profitability driving 14% RoRC despite Prime Services resizing

Adjusted key financials excl. Archegos

in USD mn	3Q21	2Q21	3Q20	Δ 3Q20
Fixed income S&T	801	890	921	(13)%
Equity S&T	533	514	588	(9)%
Capital markets	807	874	708	14%
Advisory and other fees	330	123	117	182%
Other[1]	(30)	(98)	(89)	
Net revenues	2,441	2,303	2,245	9%
Provision for credit losses	20	(61)	(16)	
o/w CECL-related	15	(58)	(37)	
Total operating expenses	1,839	1,763	1,797	2%
Adj. pre-tax income excl. Archegos	**582**	**601**	**464**	25%
Archegos[2]	(252)	653	-	
Other adjustments[3]	2	34	59	
Reported pre-tax income	**832**	**(86)**	**405**	105%
Adj. cost/income ratio excl. Archegos	**75%**	**77%**	**80%**	
Adj. RoRC† excl. Archegos	**14%**	**13%**	**10%**	
Reported return on regulatory capital†	**20%**	**(2)%**	**9%**	

Key metrics

in USD bn	3Q21	2Q21	3Q20	Δ 3Q20
Risk-weighted assets	78	78	90	(13)%
Leverage exposure	327	329	365	(10)%

Key messages

- Adjusted PTI excluding Archegos of USD 582 mn increased 25%, reflecting strength of client franchise, constructive market conditions and disciplined risk management
- Net revenues increased 9% vs. strong 3Q20 results and despite a 10% decline in allocated capital usage:
  - Continued strength in Capital Markets and Advisory, up 38%, driven by record M&A activity, robust ECM performance and a rebound in activity in our #4 ranked[4] Leveraged Finance franchise; significantly higher M&A and ECM pipelines expected to sustain momentum
  - Fixed Income sales & trading revenues declined as outperformance in Securitized Products, particularly in #1 ranked Asset Finance franchise[5] and Non-Agency, was offset by normalization in Emerging Markets, Macro and Global Credit Products activity vs. elevated 3Q20 levels
  - Equity sales and trading revenues declined due to continued de-risking in Prime Services; excluding Prime Services, revenues increased substantially driven by robust Equity Derivatives performance and higher Cash Equities results
- Reported provision for credit losses decreased driven by a release of USD 202 mn pertaining to an assessment of the future recoverability of receivables related to Archegos
- Operating expenses up 2% primarily due to higher general and administrative costs
- Continued disciplined capital management with RWA down USD 12 bn or 13% due to reductions in the Corporate Bank and Prime Services and leverage exposure down USD 38 bn or 10% primarily due to reductions in Prime Services

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude the loss related to Archegos. Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 3Q21 Supplemental Information. All percentage changes and comparative descriptions refer to YoY measurements unless otherwise specified
† RoRC is a non-GAAP financial measure and was updated in 3Q21 to align with Group capital and leverage ratios, see 3Q21 Supplemental Information 1 Other revenues include treasury funding costs and changes in the carrying value of certain investments 2 3Q21 includes USD 24 mn in revenues, USD 202 mn release of provisions and USD 26 mn in expense recovery. 2Q21 includes USD 542 mn in revenues losses, USD 77 mn in provisions and USD 34 mn in expenses 3 Includes restructuring, real estate disposals and major litigation 4 Dealogic as of September 30, 2021 5 Thomson Reuters as of September 30, 2021

CREDIT SUISSE November 4, 2021 16

Asset Management

Steady improvement in core revenues

Adjusted key financials excl. significant items

in CHF mn	3Q21	2Q21	3Q20	Δ 3Q20
Management fees	290	285	261	11%
Performance & placement rev.	59	66	40	48%
Investment & partnership income	43	53	5	>500%
Net revenues	392	404	306	28%
Provision for credit losses	1	1	4	
Total operating expenses	276	297	270	2%
Adj. pre-tax income	**115**	**106**	**32**	**259%**
Reported pre-tax income	**2**	**104**	**18**	**(89)%**
Adj. cost/income ratio	**70%**	**74%**	**88%**	
Adjusted return on regulatory capital†	**52%**	**45%**	**12%**	
Reported return on regulatory capital†	**1%**	**44%**	**7%**	

Key metrics

in CHF bn	3Q21	2Q21	3Q20	Δ 3Q20
Assets under management	475	471	439	8%
Net new assets	(1.7)	1.3	5.0	
Risk-weighted assets	8	10	11	(24)%
Leverage exposure	3	3	3	(24)%

Key messages

- Reported PTI included a further impairment of CHF 113 mn related to the valuation of our non-controlling interest in York Capital Management
- Adjusted pre-tax income excluding significant items of CHF 115 mn, substantial YoY improvement benefitting from increases in all revenue lines
- Net revenues up 28% reflecting higher investment & partnership income, growth in recurring management fees reflecting higher AuM and increased performance & placement revenues
- Operating expenses increased 2% driven by expenses related to the SCFF matter, partially offset by lower variable compensation
- Net asset outflows of CHF 1.7 bn driven by outflows from Index, Credit, Insurance-linked Strategies and Fixed Income; delays related to mandates and fund closings impacting 3Q21
- RWA and leverage exposure largely decreased as a result of exiting non-core holdings in investments and partnerships

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 3Q21 Supplemental Information. All percentage changes and comparative descriptions refer to YoY measurements unless otherwise specified

† RoRC is a non-GAAP financial measure and was updated in 3Q21 to align with Group capital and leverage ratios, see 3Q21 Supplemental Information

CREDIT SUISSE
November 4, 2021
17

 November 4, 2021  18

 November 4, 2021  Credit SuisseThird Quarter 2021 ResultsSupplemental Information

Disclaimer

This is intended as a supplement and should be read in connection with the 3Q21 Credit Suisse Results Presentation slides.

This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.

Estimates and assumptions

In preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Statement regarding non-GAAP financial measures

This presentation contains non-GAAP financial measures, including results excluding certain items included in our reported results as well as return on regulatory capital and return on tangible equity (which is based on tangible shareholders' equity). Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation, which is available on our website at www.credit-suisse.com.

Statement regarding capital, liquidity and leverage

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. Unless otherwise noted, for periods in 2020, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2020.

CREDIT SUISSE

November 4, 2021 2

Swiss Universal Bank
Private Clients and Corporate & Institutional Clients

Private Clients Adjusted key financials excl. significant items

in CHF mn	3Q21	2Q21	3Q20	Δ 3Q20
Net interest income	400	399	396	1%
Recurring commissions & fees	227	210	199	14%
Transaction-based	102	109	106	(4)%
Other revenues	(3)	(4)	(1)	
Net revenues	726	714	700	4%
Provision for credit losses	9	5	5	
o/w CECL-related	1	-	(6)	
Total operating expenses	445	449	459	(3)%
Adj. pre-tax income excl. sign. items	**272**	**260**	**236**	15%
Reported pre-tax income	**270**	**259**	**200**	35%
Adj. cost/income ratio excl. sign items	**61%**	**63%**	**66%**	

C&IC Adjusted key financials excl. significant items

in CHF mn	3Q21	2Q21	3Q20	Δ 3Q20
Net interest income	274	265	258	6%
Recurring commissions & fees	179	181	168	7%
Transaction-based	191	183	175	9%
Other revenues	(16)	(14)	(7)	
Net revenues	628	615	594	6%
Provision for credit losses	(5)	(26)	47	
o/w CECL-related	(7)	(47)	(30)	
Total operating expenses	319	309	312	2%
Adj. pre-tax income excl. sign. items	**314**	**332**	**235**	34%
Reported pre-tax income	**353**	**466**	**230**	53%
Adj. cost/income ratio excl. sign items	**51%**	**50%**	**53%**	

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details, see the reconciliation of adjustment items in this presentation

CREDIT SUISSE
November 4, 2021
3

Wealth Management businesses
NNA generation

SUB PC NNA in CHF bn


2.0
(2.1)
2.2
(0.9)
1.9
3Q20
4Q20
1Q21
2Q21
3Q21

IWM NNA in CHF bn


6.9
4.3
7.2
(0.3)
1.4
3Q20
4Q20
1Q21
2Q21
3Q21

APAC NNA in USD bn


2.3
(1.3)
5.4
(6.7)
3.2
3Q20
4Q20
1Q21
2Q21
3Q21

NNA growth (annualized)

	3Q20	4Q20	1Q21	2Q21	3Q21
SUB PC	4%	(4)%	4%	(2)%	**4%**
IWM	8%	5%	8%	-	**1%**
APAC	4%	(2)%	9%	(10)%	**5%**

CREDIT SUISSE
November 4, 2021
4

Wealth Management businesses
Net and gross margins

SUB PC Adj. net margin excl. sign. items in bps


46
38
55
49
50
3Q20
4Q20
1Q21
2Q21
3Q21

IWM Adj. net margin excl. sign. items in bps


27
23
37
23
18
3Q20
4Q20
1Q21
2Q21
3Q21

APAC Adj. net margin excl. sign. items in bps


33
36
83
28
33
3Q20
4Q20
1Q21
2Q21
3Q21

Adj. gross margin excl. sign. items in bps


138
134
142
133
133
3Q20
4Q20
1Q21
2Q21
3Q21

Adj. gross margin excl. sign. items in bps


96
97
99
82
82
3Q20
4Q20
1Q21
2Q21
3Q21

Adj. gross margin excl. sign. items in bps


136
135
175
120
127
3Q20
4Q20
1Q21
2Q21
3Q21

	SUB PC 3Q20	SUB PC 4Q20	SUB PC 1Q21	SUB PC 2Q21	SUB PC 3Q21	IWM 3Q20	IWM 4Q20	IWM 1Q21	IWM 2Q21	IWM 3Q21
Adjusted net revenues excl. significant items in CHF mn, unless specified	700	688	737	714	**726**	836	862	929	803	**812**
Adjusted pre-tax income excl. significant items in CHF mn, unless specified	236	197	286	260	**272**	236	206	344	225	**176**
Average AuM in CHF bn, unless specified	204	206	208	214	**218**	347	356	375	390	**395**

	3Q20	4Q20	1Q21	2Q21	3Q21
Adjusted net revenues excl. significant items in USD mn	800	828	1,119	770	**795**
Adjusted pre-tax income excl. significant items in USD mn	197	222	531	178	**206**
Average AuM in USD bn	236	245	256	256	**250**

Note: For details on calculations see under 'Notes'. Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details, see the reconciliation of adjustment items in this presentation

CREDIT SUISSE
November 4, 2021
5

Corporate Center

Corporate Center Adjusted key financials

in CHF mn	3Q21	2Q21	3Q20
Treasury results	(78)	(141)	(53)
o/w Structured Notes Volatility	(28)	(52)	31
Asset Resolution Unit	(34)	(43)	(33)
Other[1]	83	68	73
Net revenues	(29)	(116)	(13)
Provision for credit losses	2	-	(1)
Compensation and benefits	101	119	136
G&A expenses	91	64	88
Commission expenses	20	22	19
Total other operating expenses	111	86	107
Total operating expenses	212	205	243
Adjusted pre-tax income / (loss)	**(243)**	**(321)**	**(255)**
Reported pre-tax income / (loss)	**(808)**	**(530)**	**(389)**

Corporate Center Key metrics

in CHF bn	3Q21	2Q21	3Q20
Total assets	120	116	118
Risk-weighted assets	55	55	49
Leverage exposure	122	118	124[2]

ARU within Corp. Ctr. Key financials

in CHF mn unless otherwise specified	3Q21	2Q21	3Q20
Net revenues	(34)	(43)	(33)
Provision for credit losses	2	-	(2)
Total operating expenses	37	36	37
Pre-tax income / (loss)	**(73)**	**(79)**	**(68)**
Risk-weighted assets in USD bn	7	8	10
RWA excl. operational risk in USD bn	7	7	10
Leverage exposure in USD bn	16	17	21

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted. Results excluding items included in our reported results are non-GAAP financial measures. For further details, see the reconciliation of adjustment items in this presentation 1 'Other revenues' primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group's RWAs and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees
2 Leverage exposure without the temporary exclusion of central bank reserves permitted by FINMA in 2020

CREDIT SUISSE November 4, 2021 6

 7  November 4, 2021  Oil & Gas / Leveraged Finance exposures  Oil & Gas exposure1in USD bn  Leveraged Finance exposure2in USD bn  1 Oil & Gas net lending exposure in Corporate Bank 2 Represents non-Investment Grade underwriting exposure  6.2  6.2  7.1  3.0Non-IG  4.1IG  8.4  6.7  2.7Non-IG  2.1Non-IG  4.0IG  5.3  3.2IG  10.2  2.0Non-IG  3.1Non-IG  6.9  5.0

Currency mix & Group capital metrics

Credit Suisse Group results

Adjusted key financials excluding significant items & Archegos

Group results	3Q21 LTM in CHF mn	Contribution CHF	USD	EUR	GBP	Other
Net revenues	23,495	25%	48%	12%	3%	12%
Total expenses[1]	16,363	32%	33%	5%	11%	19%
Swiss Universal Bank						
Net revenues	5,332	80%	9%	7%	2%	2%
Total expenses[1]	3,136	81%	12%	3%	2%	2%
International Wealth Management						
Net revenues	3,406	6%	53%	27%	4%	10%
Total expenses[1]	2,455	41%	20%	13%	12%	14%
Asia Pacific						
Net revenues	3,198	4%	56%	7%	3%	30%
Total expenses[1]	2,161	12%	19%	-%	-%	69%
Asset Management						
Net revenues	1,574	47%	37%	14%	-%	2%
Total expenses[1]	1,121	43%	38%	7%	8%	4%
Investment Bank						
Net revenues	9,998	3%	67%	12%	4%	14%
Total expenses[1]	6,576	6%	52%	5%	19%	18%

Sensitivity analysis on Group results[2]

Applying a +/- 10% movement on the average FX rates for 3Q21 LTM, the sensitivities are:

- USD/CHF impact on 3Q21 LTM pre-tax income by CHF +587 / (587) mn
- EUR/CHF impact on 3Q21 LTM pre-tax income by CHF +200 / (200) mn

Currency mix capital metric[3]


13%
7%
7%
7%
6%
13%
21%
66%
66%
43%
USD
20%
31%
CHF
CET1 capital 4
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **+0.3 bps / (0.3) bps impact** on the **BIS CET1 ratio**

1 Total expenses include provisions for credit losses 2 Sensitivity analysis based on adjusted financials excluding significant items and Archegos and on weighted average exchange rates of USD/CHF of 0.91 and EUR/CHF of 1.09 for the 3Q21 LTM results 3 Data based on September 2021 month-end currency mix 4 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE November 4, 2021 8

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/4)

Group in CHF mn	3Q21	2Q21	3Q20	3Q19	3Q18	3Q17	3Q16	9M21	9M20	9M19	9M18	9M17	9M16
Net revenues reported	**5,437**	**5,103**	**5,198**	**5,326**	**4,888**	**4,972**	**5,396**	**18,114**	**17,168**	**16,294**	**16,119**	**15,711**	**15,142**
Real estate gains	(4)	(4)	-	-	(15)	-	(346)	(8)	-	(105)	(16)	-	(346)
(Gains)/losses on business sales	42	-	-	-	5	-	-	42	-	-	(68)	(15)	56
Major litigation recovery	-	(49)	-	-	-	-	-	(49)	-	-	-	-	-
Valuation adjustment related to major litigation	69	-	-	-	-	-	-	69	-	-	-	-	-
Net revenues adjusted	**5,544**	**5,050**	**5,198**	**5,326**	**4,878**	**4,972**	**5,050**	**18,168**	**17,168**	**16,189**	**16,035**	**15,696**	**14,852**
Gain related to InvestLab transfer	-	-	-	(327)	-	-	-	-	(268)	(327)	-	-	-
Gain on equity investment in Allfunds Group	(130)	(317)	-	-	-	-	-	(591)	-	-	-	-	-
Gain on equity investment in Pfandbriefbank	-	-	-	-	-	-	-	-	(134)	-	-	-	-
Impairment on York Capital Management	113	-	-	-	-	-	-	113	-	-	-	-	-
Archegos	(23)	493	-	-	-	-	-	470	-	-	-	-	-
Net revenues adj. excl. sign. items and Archegos	**5,504**	**5,226**	**5,198**	**4,999**	**4,878**	**4,972**	**5,050**	**18,160**	**16,766**	**15,862**	**16,035**	**15,696**	**14,852**
Provision for credit losses	**(144)**	**(25)**	**94**	**72**	**65**	**32**	**55**	**4,225**	**958**	**178**	**186**	**167**	**177**
o/w Archegos	188	(70)	-	-	-	-	-	(4,312)	-	-	-	-	-
Total operating expenses reported	**4,573**	**4,315**	**4,301**	**4,112**	**4,152**	**4,540**	**5,119**	**12,825**	**12,655**	**12,610**	**13,156**	**13,892**	**15,028**
Restructuring expenses	-	(45)	(107)	-	(171)	(112)	(145)	(70)	(107)	-	(490)	(318)	(491)
Major litigation provisions	(495)	(208)	(152)	(28)	(22)	(108)	(306)	(707)	(231)	(63)	(162)	(238)	(306)
Expenses related to real estate disposals	(3)	(4)	(25)	-	-	-	-	(45)	(23)	(51)	-	-	-
Expenses related to business sales	-	-	-	-	(2)	-	-	-	-	-	(3)	-	-
Expenses related to equity investment in Allfunds Group	(1)	(19)	-	-	-	-	-	(20)	-	-	-	-	-
Archegos	24	(31)	-	-	-	-	-	(7)	-	-	-	-	-
Total operating expenses adj. excl. sign. items and Archegos	**4,098**	**4,008**	**4,017**	**4,084**	**3,957**	**4,320**	**4,668**	**11,976**	**12,294**	**12,496**	**12,501**	**13,336**	**14,231**
Pre-tax income/(loss) reported	**1,008**	**813**	**803**	**1,142**	**671**	**400**	**222**	**1,064**	**3,555**	**3,506**	**2,777**	**1,652**	**(63)**
Total adjustments, significant items and Archegos	354	500	284	(299)	185	220	105	5,207	(41)	(318)	571	541	507
Pre-tax income/(loss) adj. excl. sign. and Archegos	**1,362**	**1,313**	**1,087**	**843**	**856**	**620**	**327**	**6,271**	**3,514**	**3,188**	**3,348**	**2,193**	**444**

CREDIT SUISSE November 4, 2021 9

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/4)

	SUB in CHF mn				**SUB PC** in CHF mn					**SUB C&IC** in CHF mn			**IWM** in CHF mn					**APAC** in USD mn					**APAC** in CHF mn		
	3Q21	2Q21	3Q20	9M21	3Q21	2Q21	1Q21	4Q20	3Q20	3Q21	2Q21	3Q20	3Q21	2Q21	1Q21	4Q20	3Q20	3Q21	2Q21	1Q21	4Q20	3Q20	3Q21	2Q21	3Q20
Net revenues reported	1,391	1,477	1,294	4,317	724	718	737	750	700	667	759	594	829	930	987	974	836	837	874	1,166	871	800	771	798	728
Real estate gains	(4)	(4)	-	(8)	(4)	(4)	-	(15)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	6	-	-	6	6	-	-	-	-	-	-	-	35	-	-	-	-	-	-	-	-	-	-	-	-
Major litigation recovery	-	(49)	-	(49)	-	-	-	-	-	-	(49)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	1,393	1,424	1,294	4,266	726	714	737	735	700	667	710	594	864	930	987	974	836	837	874	1,166	871	800	771	798	728
Gain related to InvestLab transfer	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gain on equity investment in Allfunds Group	(39)	(95)	-	(177)	-	-	-	-	-	(39)	(95)	-	(52)	(127)	(58)	(51)	-	(42)	(104)	(47)	(43)	-	(39)	(95)	-
Gain on equity investment in SIX Group AG	-	-	-	-	-	-	-	(47)	-	-	-	-	-	-	-	(61)	-	-	-	-	-	-	-	-	-
Gain on equity investment in Pfandbriefbank	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment on York Capital Management	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	1,354	1,329	1,294	4,089	726	714	737	688	700	628	615	594	812	803	929	862	836	795	770	1,119	828	800	732	703	728
Provision for credit losses	4	(21)	52	9	9	5	5	17	5	(5)	(26)	47	12	(25)	-	31	8	7	6	30	7	49	7	6	45
Total operating expenses reported	764	773	812	2,295	445	454	451	476	495	319	319	317	624	615	579	650	631	583	595	559	600	557	536	542	506
Restructuring expenses	-	(5)	(41)	(14)	-	(1)	(5)	1	(36)	-	(4)	(5)	-	(5)	-	(21)	(16)	-	(3)	(1)	(1)	(3)	-	(3)	(2)
Major litigation provisions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	11	(1)	(20)	-	-	-	-	-	-	-	-
Expenses related to real estate disposals	-	(4)	-	(4)	-	(4)	-	(3)	-	-	-	-	-	-	(5)	(3)	(3)	-	-	-	-	-	-	-	-
Expenses related to business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses related to equity investment in Allfunds Group	-	(6)	-	(6)	-	-	-	-	-	-	(6)	-	-	(7)	-	-	-	(1)	(6)	-	-	-	(1)	(6)	-
Total operating expenses adj. excl. sign. items	764	758	771	2,271	445	449	446	474	459	319	309	312	624	603	585	625	592	582	586	558	599	554	535	533	504
Pre-tax income/(loss) reported	623	725	430	2,013	270	259	281	257	200	353	466	230	193	340	408	293	197	247	273	577	264	194	228	250	177
Total adjustments and significant items	(37)	(133)	41	(204)	2	1	5	(60)	36	(39)	(134)	5	(17)	(115)	(64)	(87)	39	(41)	(95)	(46)	(42)	3	(38)	(86)	2
Pre-tax income/(loss) adj. excl. sign. items	586	592	471	1,809	272	260	286	197	236	314	332	235	176	225	344	206	236	206	178	531	222	197	190	164	179

CREDIT SUISSE

November 4, 2021

10

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (3/4)

AM in CHF mn	3Q21	2Q21	3Q20
Net revenues reported	**279**	**404**	**306**
Impairment on York Capital Management	113	-	-
Net revenues adj. excl. significant items	**392**	**404**	**306**
Provision for credit losses	**1**	**1**	**4**
Total operating expenses reported	**276**	**299**	**284**
Restructuring expenses	-	(2)	(13)
Expenses related to real estate disposals	-	-	(1)
Total operating expenses adj. excl. sign. items	**276**	**297**	**270**
Pre-tax income/(loss) reported	**2**	**104**	**18**
Total adjustments and significant items	113	2	14
Pre-tax income/(loss) adj. excl. sign. items	**115**	**106**	**32**

WM-related in CHF mn	3Q21	2Q21	3Q20	9M21	9M20
Net revenues reported	**3,270**	**3,609**	**3,164**	**10,761**	**10,478**
Real estate gains	(4)	(4)	-	(8)	-
(Gains)/losses on business sales	41	-	-	41	-
Major litigation recovery	-	(49)	-	(49)	-
Net revenues adjusted	**3,307**	**3,556**	**3,164**	**10,745**	**10,478**
Gain related to InvestLab transfer	-	-	-	-	(268)
Gain on equity investment in Allfunds Group	(130)	(317)	-	(591)	-
Gain on equity investment in SIX Group AG	-	-	-	-	-
Gain on equity investment in Pfandbriefbank	-	-	-	-	(134)
Impairment on York Capital Management	113	-	-	113	-
Net revenues adj. excl. significant items	**3,290**	**3,239**	**3,164**	**10,267**	**10,076**

IB in USD mn	3Q21	2Q21	3Q20
Net revenues reported	**2,465**	**1,761**	**2,245**
Archegos	(24)	542	-
Net revenues adj. excl. Archegos	**2,441**	**2,303**	**2,245**
Provision for credit losses	**(182)**	**16**	**(16)**
o/w Archegos	202	(77)	-
Total operating expenses reported	**1,815**	**1,831**	**1,856**
Restructuring expenses	-	(33)	(36)
Expenses related to real estate disposals	(2)	(1)	(23)
Archegos	26	(34)	-
Total operating expenses adj. excl. Archegos	**1,839**	**1,763**	**1,797**
Pre-tax income/(loss) reported	**832**	**(86)**	**405**
Total adjustments and significant items	(250)	687	59
Pre-tax income/(loss) adj. excl. Archegos	**582**	**601**	**464**

CC in CHF mn	3Q21	2Q21	3Q20
Net revenues reported	**(99)**	**(116)**	**(13)**
(Gains)/losses on business sales	1	-	-
Valuation adjustment related to major litigation	69	-	-
Net revenues adjusted	**(29)**	**(116)**	**(13)**
Provision for credit losses	**2**	**-**	**(1)**
Total operating expenses reported	**707**	**414**	**377**
Restructuring expenses	-	(1)	(2)
Major litigation provisions	(495)	(208)	(132)
Expenses related to real estate disposals	-	-	-
Total operating expenses adjusted	**212**	**205**	**243**
Pre-tax income/(loss) reported	**(808)**	**(530)**	**(389)**
Total adjustments and significant items	565	209	134
Pre-tax income/(loss) adjusted	**(243)**	**(321)**	**(255)**

CREDIT SUISSE

November 4, 2021

11

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (4/4)

3Q21 LTM in CHF mn	Group	SUB	IWM	APAC	IB	AM
Net revenues reported	**23,335**	**5,710**	**3,720**	**3,413**	**9,528**	**1,047**
Real estate gains	(23)	(23)	-	-	-	-
(Gains)/losses on business sales	42	6	35	-	-	-
Major litigation recovery	(49)	(49)	-	-	-	-
Valuation adjustment related to a major litigation	69	-	-	-	-	-
Gain on equity investment in Allfunds Group	(718)	(215)	(288)	(215)	-	-
Gain on equity investment in SIX Group AG	(158)	(97)	(61)	-	-	-
Impairment on York Capital Management	527	-	-	-	-	527
Archegos	470	-	-	-	470	-
Net revenues adj. excl. sign. items and Archegos	**23,495**	**5,332**	**3,406**	**3,198**	**9,998**	**1,574**
Provision for credit losses	**4,363**	**75**	**18**	**46**	**4,232**	**(4)**
Archegos	(4,312)	-	-	-	(4,312)	-
Total operating expenses reported	**17,996**	**3,135**	**2,468**	**2,128**	**6,779**	**1,135**
Restructuring expenses	(120)	(17)	(26)	(6)	(60)	(8)
Major litigation provisions	(1,464)	(44)	10	-	-	-
Expenses related to real estate disposals	(73)	(7)	(8)	-	(56)	(2)
Expenses related to business sales	-	-	-	-	-	-
Expenses related to equity investment in Allfunds Group	(20)	(6)	(7)	(7)	-	-
Archegos	(7)	-	-	-	(7)	-
Total operating expenses adj. excl. sign. items and Archegos	**16,312**	**3,061**	**2,437**	**2,115**	**6,656**	**1,125**

CREDIT SUISSE

November 4, 2021

12

Notes  13  November 4, 2021  General notesThroughout this presentation and the 3Q21 Results presentation rounding differences may occurUnless otherwise noted, all CET1 capital, CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in these presentations are as of the end of the respective period and, for periods prior to 2019, on a “look-through” basisGross and net margins are shown in basis pointsGross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM. Net margin excluding certain significant items, as disclosed herein, is calculated excluding those items applying the same methodologyMandates reflect advisory and discretionary mandate volumesMandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager businessUnless otherwise noted, FX impact is calculated by converting the CHF amount of net revenues, provision for credit losses and operating expenses for 2021 back to the original currency on a monthly basis at the respective spot FX rate. The respective amounts are then converted back to CHF applying the average 2020 FX rate from the period against which the FX impact is measured. Average FX rates apply a straight line average of monthly FX rates for major currenciesWealth Management businesses include SUB PC, IWM and APAC and related figures refer to their combined resultsWealth Management-related businesses include SUB, IWM, APAC and AM and related figures refer to their combined resultsClient Business Volume includes assets under management, custody assets and net loansCustody assets includes assets under custody and commercial assetsGreensill refers to Greensill Capital (UK) Ltd. or one of its affiliates Specific notes† Beginning in 3Q21, the return on regulatory capital calculation has been updated to closer align with the actual capital and leverage ratio levels under which Credit Suisse operates, rather than the previously used minimum requirements set by regulators. Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. Prior periods have been restated. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholders’ equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders’ equity. Tangible book value per share, a non-GAAP financial measure, is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders’ equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.For end-3Q20, tangible shareholders’ equity excluded goodwill of CHF 4,577 mn and other intangible assets of CHF 256 mn from total shareholders’ equity of CHF 45,740 mn as presented in our balance sheet. For end-2Q21, tangible shareholders’ equity excluded goodwill of CHF 4,588 mn and other intangible assets of CHF 245 mn from total shareholders’ equity of CHF 43,580 mn as presented in our balance sheet.For end-3Q21, tangible shareholders’ equity excluded goodwill of CHF 4,615 mn and other intangible assets of CHF 234 mn from total shareholders’ equity of CHF 44,498 mn as presented in our balance sheet.AbbreviationsACL = Allowance for credit losses; Adj. = Adjusted; AM = Asset Management; APAC = Asia Pacific; AuM = Assets under Management; bps = basis points; C&IC = Corporate & Institutional Clients; CC = Corporate Center; CECL = Current Expected Credit Losses; CET1 = Common Equity Tier 1; Corp. = Corporate; Ctr. = Center; ECM = Equity Capital Markets; excl. = excluding; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; GAAP = Generally Accepted Accounting Principles; GTS = Global Trading Solutions; HQLA = High Quality Liquid Assets; IB = Investment Bank; IWM = International Wealth Management; LE = Leverage exposure; LTM = Last twelve months; M&A = Mergers & Acquisitions; NAB = Neue Aargauer Bank; NAV = Net asset value; NNA = Net New Assets; PC = Private Clients; pp. = percentage points; prov. = provisions; PTI = Pre-tax income; QoQ = Quarter on Quarter; rev. = revenues; RM = Relationship Manager; RoRC = Return on Regulatory Capital; RWA = Risk-weighted assets; SCFF = Supply Chain Finance Funds; sign. = significant; SUB = Swiss Universal Bank; vs. = versus; WM = Wealth Management; YoY = Year on year

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)
Date: November 4, 2021
By:
/s/ Thomas Gottstein                                 /s/ David R. Mathers
      Thomas Gottstein                                       David R. Mathers
      Chief Executive Officer                               Chief Financial Officer